Execution Version

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement") is dated as of January 8, 2025, between Sol Strategies Inc., a corporation incorporated under the laws of the Province of Ontario (the "Company"), and the purchaser identified on the signature pages hereto (the "Purchaser").

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to the exemption from registration under Rule 506(b) of Regulation D of the Securities Act of 1933, as amended (the "Securities Act") and/or Section 4(a)(2) of the Securities Act and similar exemptions under applicable securities laws of any state of the United States, or the exclusion from registration pursuant to Regulation S under the Securities Act ("Regulation S"), as applicable, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

"$" means Canadian dollars.

"Act" means the Securities Act (Ontario).

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with another Person, as such terms are used in and construed under Rule 405 under the Securities Act.

"Applicable Securities Laws" means all securities, corporate, and other laws, rules, regulations, and policies applicable in Canada, including the securities laws of each province and territory and the respective rules, regulations, instruments, blanket orders, blanket rulings under such laws together with applicable, published policies, policy statements, and notices of the Canadian Securities Administrators.

"Board of Directors" means the board of directors of the Company, as constituted from time to time.

"Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York and the City of Toronto are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York and the City of Toronto are generally are open for use by customers on such day.

"Canadian Securities Administrators" means, collectively, each of Canada's provincial and territorial securities regulators and securities regulatory authorities.

"CDS" means CDS Clearing and Depository Services Inc.

"Closing" means the closing of the purchase and sale of the Convertible Debenture Units pursuant to Section 2.1.

"Closing Date" means January 15, 2025, being the date that is five Trading Days following the date of the Disclosure Time, or such other date as may be agreed in writing by the parties.

"Commission" means the United States Securities and Exchange Commission.

"Common Shares" means the common shares in the capital of the Company and any other class of securities into which such securities may hereafter be reclassified or changed.

"Common Shares Equivalents" means any securities of the Company which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

"Company Counsel" means Fasken Martineau DuMoulin LLP with respect to Canadian matters and Dorsey & Whitney LLP with respect to U.S. matters.

"Convertible Debenture Unit" means a convertible debenture unit of the Company consisting of one (1) Debenture and 400 Warrants.

"CSE" means the Canadian Securities Exchange.

"CSE Approval" means the approval (or conditional approval, which may be in the form of the Company not receiving any objection from the CSE to such transactions during the requisite five (5) business day period after the Company posts notice of such transactions) of the CSE for listing and posting for trading the Debenture Shares and Warrant Shares.

"Debenture" means a $1,000 principal amount 2.5% unsecured debenture of the Company due on the Maturity Date, convertible at the discretion of the holder into Debenture Shares at a conversion price of $2.50 per Debenture Share and represented by a certificate substantially in the form set out as Exhibit "B" hereto.

"Debenture Shares" means the Common Shares issued or issuable to the Purchaser upon the conversion of the Debentures.

"Disclosure Time" means prior to 8:00 am (ET) on the first Trading Day following the execution of this Agreement.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Governmental Authority" means: (a) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (b) any stock exchange; and (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"Information Record" means information contained in any press release, material change report, financial statement, annual information form, annual or interim report, business acquisition report, proxy circular, prospectus, technical report, or other document of the Company which, from and after October 1, 2022, has, or has required to have been, filed on SEDAR+.

"Institutional Accredited Investor" means an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act.

"Material Adverse Effect" means the effect resulting from any event, change, circumstance, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, liabilities (absolute, accrued, contingent, or otherwise), obligations, condition (financial or otherwise), properties, permits, contractual arrangements, operations, results of operations, or assets (including assets in which the Company has a direct or indirect economic interest) or prospects of the Company, but excluding any such event, change, circumstance, fact, or state of being attributable to or arising from: (A) general economic or business conditions; (B) Canada, the U.S. or foreign economies, or financial, banking or securities markets in general, or other general business, banking, financial or economic conditions; (C) acts of God or other calamities, pandemics (including COVID-19 and any Governmental Authorities response thereto), national or international political or social conditions, including the engagement and/or escalation by the U.S. or Canada in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S. or Canada or any of their territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S. or Canada; (D) the identity of the Purchaser or its Affiliates; (E) conditions generally affecting the industry in which the Company participates; (F) the public announcement, entry into, performance of, or compliance with obligations under this Agreement or the transactions contemplated hereby, or the identity of the parties; or (G) the failure of the Company meet or achieve the results set forth in any internal projections (but not the underlying facts giving rise to such failure unless such facts are otherwise excluded pursuant to the clauses contained in this definition); provided that the exclusions in clauses (A), (B), (C), (E) or (G) shall not apply to the extent such events are disproportionately adverse to the Company, taken as a whole, as compared to other companies in the industries in which the Company operates.

"Maturity Date" means the date that is the fifth anniversary of the Closing Date, on or before 5:00 p.m. (EST).

"Person" means an individual, firm, corporation, partnership, trust, fund, association, syndicate, organization or other organized group of persons, whether incorporated or not, and an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative.

"ReIPO" means an initial underwritten offering of the Common Shares pursuant to an effective Registration Statement filed under the Securities Act.

"Registrable Securities" means (a) the Debenture Shares, the Warrant Shares and the Interest Shares beneficially owned by the Purchaser from time to time, and (b) any Common Shares issued or issuable with respect to any shares described in subsection (a) above by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other reorganization or other similar event with respect to the Common Shares (it being understood that, for purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) the Commission has declared a Registration Statement covering such securities effective and such securities have been disposed of pursuant to such effective Registration Statement, or (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 are met.

"Registration Date" means the date on which the Company becomes subject to Section 13(a) or Section 15(d) of the Exchange Act.

"Registration Statement" means any registration statement of the Company, including the prospectus, amendments and supplements (including shelf supplements) to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference in such registration statement.

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

"Rule 904" means Rule 904 of Regulation S promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities" means the Debentures, the Debenture Shares, the Warrants, the Warrant Shares and the Interest Shares.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval+ of Canada.

"Share Capital Summary" means the summary of the Company's share capital as presented in Schedule 3.1(e) attached hereto.

"Short Sales" means all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Common Shares).

"Subscription Amount" means the aggregate amount to be paid for the Convertible Debenture Units purchased hereunder as specified below the Purchaser's name on the signature page of this Agreement and next to the heading "Subscription Amount," in Canadian dollars and in immediately available funds.

"Trading Day" means a day on which the principal Trading Market is open for trading.

"Trading Market" means the TSX Venture Exchange, the Toronto Stock Exchange or the CSE (or any successors to any of the foregoing).

"Transaction Documents" means this Agreement, the debenture certificate evidencing the Debentures, warrant certificates evidencing the Warrants, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

"U.S. Person" means a "U.S. person" defined in Rule 902 of Regulation S under the Securities Act.

"U.S. Purchaser" means a Purchaser who is a Person in the United States or a U.S. Person, or was offered the Securities, or executed or delivered this Agreement, in the United States, or was in the United States at the time the Purchaser's buy order originated, or is purchasing the Securities for the account of or benefit of a U.S. Person or a Person in the United States, or is otherwise subject to the securities laws of the United States. For greater certainty, a "U.S. Purchaser" does not include a Purchaser that is a discretionary or similar account (other than an estate or trust) that is excluded from the definition of "U.S. Person" pursuant to Rule 902(k)(2)(i) of Regulation S, and is held on behalf of a Person that is not a U.S. Person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States.

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

"VWAP" means the volume-weighted-average-price of the Common Shares.

"Warrant" means a Common Share purchase warrant delivered to the Purchaser at the Closing, exercisable immediately into one Warrant Share at the Warrant Exercise Price, with a term ending on the Maturity Date and represented by a certificate substantially in the form set out as Exhibit "C" hereto.

"Warrant Shares" means the Common Shares issuable upon exercise of the Warrants.

"Warrant Exercise Price" means $2.50.

ARTICLE II.

PURCHASE AND SALE

            2.1 Purchase. Upon the terms and subject to the conditions set forth herein, the Company agrees to issue and sell to the Purchaser, and the Purchaser agrees to purchase, from the Company an aggregate of 3,571.429 Convertible Debentures Units on the Closing Date.

              2.2 Debenture and Warrant Terms.

(a) Each Convertible Debenture Unit is comprised of one Debenture and 400 Warrants.

(b) All or a portion of the principal amount of the Debentures and accrued and unpaid interest as of the date of conversion shall be convertible into Debenture Shares at any time and from time to time following Closing at the option of the holder at a conversion price of $2.50 per Debenture Share, in accordance with the terms of the certificate evidencing the Debentures.

(c) The Debentures bear interest at a rate of 2.5% per annum from the date of issue, payable semi-annually in cash, or at the election of the Company (subject to certain limits), in freely tradeable Common Shares at a price per Common Share equal to the 20 trading day VWAP of the Common Shares on the CSE, calculated up to the date on which such interest is owing pursuant to the Debenture ("Interest Shares").

(d) The Debentures will mature and the principal amount thereof and all accrued and unpaid interest thereon shall become fully payable on the Maturity Date.

(e) The Debentures shall rank pari passu with all outstanding and after-issued unsecured debt of the Company, provided that if the Company incurs additional indebtedness (the "Additional Debt") following the date of this Agreement which indebtedness guaranteed by any subsidiaries or is secured by recourse against the assets of the Company or any subsidiaries, at the option of the Purchaser, the debt evidenced by the Debentures shall be guaranteed and secured, as applicable, on substantially the same basis as the Additional Debt and rank pari passu with such Additional Debt, provided that the Purchaser shall enter into substantially the same credit support and security documents as the lender of such Additional Debt.

(f) Each Warrant entitles the Purchaser to acquire one (1) Warrant Share at any time following Closing at the option of the holder at an exercise price equal to the Warrant Exercise Price until the Maturity Date, in accordance with the terms of the certificate evidencing the Warrants.

              2.3 Closing. On the Closing Date, the Purchaser shall deliver to the Company, via wire transfer, immediately available funds equal to the Subscription Amount, and the Company shall deliver to the Purchaser certificates representing the Debentures and Warrants comprising the Convertible Debenture Units, and the Company and the Purchaser shall deliver the other items set forth in Section 2.4 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.4 and 2.5, the Closing shall occur at the offices of the Company Counsel in Canada or such other location as the parties shall mutually agree.

2.4 Deliveries.

(a) On the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i) a certificate evidencing the Debentures, registered in the name of the Purchaser, setting out the principal amount, interest rate, interest payment schedule, and conversion terms, subject to adjustment as provided therein;

(ii) a certificate evidencing the Warrants, registered in the name of the Purchaser, entitling the Purchaser to acquire Common Shares, with the number of Common Shares, subject to adjustment as provided therein;

(iii) this Agreement duly executed by the Company;

(iv) a certificate executed by an officer of the Company certifying the matters set forth in Sections 2.5(b)(i) to 2.5(b)(iv); and

(v) such other agreements and other documents as the Purchaser may reasonably request.

(b) On the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company, the following:

(i) this Agreement duly executed by the Purchaser;

(ii) if the Purchaser is a U.S. Purchaser, then the U.S. Purchaser is purchasing the Securities as an Institutional Accredited Investor, and is delivering a duly completed and executed copy of a U.S. Accredited Investor Confirmation Certificate (including the questionnaire and certifications included therein) in the form attached hereto as Exhibit "A" (a "U.S. Accredited Investor Confirmation Certificate");

(iii) the Subscription Amount by wire transfer to the account specified in writing by the Company;

(iv) a certificate executed by an officer of the Purchaser certifying the matters set forth in Sections 2.5(a)(i) and 2.5(a)(ii); and

(v) such other agreement and other documents as the Company may reasonably request.

2.5 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Purchaser contained herein (unless any representations and warranties are (x) qualified by materiality, in which case they shall be true and correct in all respects, or (y) made as of a specific date therein, in which case they shall be accurate in all material respects (or all respects, as applicable) as of such date);

(ii) all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed in all material respects;

(iii) the receipt by the Company of the CSE Approval;

(iv) the delivery by the Purchaser of the items set forth in Section 2.4(b) of this Agreement.

(b) The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Company contained herein (unless any representations and warranties are (x) qualified by materiality or Material Adverse Effect, in which case they shall be true and correct in all respects, or (y) made as of a specific date therein, in which case they shall be accurate in all material respects (or all respects, as applicable) as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed in all material respects;

(iii) since the date of this Agreement, no Material Adverse Effect shall have occurred;

(iv) the receipt by the Company of the CSE Approval;

(v) the delivery by the Company of the items set forth in Section 2.4(a) of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Purchaser:

(a) The Company: (a) is incorporated and validly subsisting corporation under the laws of its jurisdiction of incorporation and is up-to-date in all filings required to be made by it under the laws of its jurisdiction of existence; (b) has all requisite corporate power, capacity and authority to carry on its business as now conducted or proposed to be conducted and to execute and deliver the Agreement and to carry out the transactions contemplated by this Agreement and carry out the obligations hereunder; and (c) is duly qualified, licensed or registered to transact business in each jurisdiction in which such qualification, license or registration is required, whether by reason of the ownership or leasing of property or the conduct of business, and is carrying on business in material compliance with all applicable laws, rules and regulations of each such jurisdiction. Notwithstanding the foregoing, the Purchaser is aware that certain securities regulatory authorities, including the U.S. Securities and Exchange Commission, may take positions regarding the classification of certain assets, operations, or activities of the Company as involving securities or derivatives, which could, individually or collectively, affect the business, operations, or regulatory obligations of the Company, including that (a) the SEC has sent Wells Notices to certain companies taking the position that the Solana token (SOL) is a security, and (b) the Canadian Securities Administrators and Canada's provincial securities commissions, (i) may take the position that the Solana token (SOL) is a security, and (ii) have taken the position that staking or staking-related activities may, in certain circumstances, involve the issuance of securities or derivatives.

(b) This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors' rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction). The Company has taken all necessary corporate action to authorize the execution and delivery of this Agreement, and the performance of its obligations under this Agreement and to observe and perform its obligations hereunder in accordance with the provisions hereof, including the creation, issue and sale of the Securities.

(c) All necessary corporate actions have been taken by the Company to authorize the creation, issue and sale of the Securities, and the delivery to the Purchaser of certificates evidencing the Debentures and the Warrants. On the Closing Date, the Debentures and the Warrants will be, and the Debenture Shares will be at the time of conversion of the Convertible Debenture Units and the Warrant Shares will be at the time of exercise of the Warrants, and the Interest Shares will be at the time of the election made by the Company, free and clear of all liens and restrictions on transfer.

(d) Upon the due conversion of the Debentures in accordance with the terms thereof, the due exercise of the Warrants in accordance with the terms thereof (including payment of the Warrant Exercise Price) and the due election to pay interest in Interest Shares under the Debentures, the Debenture Shares, the Warrant Shares and the Interest Shares, respectively, will be validly issued and outstanding as fully paid and non-assessable Common Shares.

(e) The capitalization of the Company as of the date hereof is, and except for the exercise of convertible securities in the ordinary course after the date hereof will be, as set forth on the Share Capital Summary. As of the date hereof and prior to the issuance of the Securities contemplated by this Agreement, no shareholder other than as set out on the Share Capital Summary holds 5% or more of the Common Shares. There are no plans to amend the articles or by-laws of the Company. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Except as a result of the purchase and sale of the Securities and as set forth on the Share Capital Summary, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional Common Shares or Common Shares Equivalents. The issuance and sale of the Securities will not obligate the Company to issue Common Shares or other securities to any Person (other than the Purchaser). There are no outstanding securities or instruments of the Company with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company. The Company does not have any share appreciation rights or "phantom share" plans or agreements or any similar plan or agreement. All of the outstanding shares of share capital of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all applicable securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No approval or authorization of any shareholder or, other than the CSE Approval, others, is/are required for the issuance and sale of the Securities. There are no shareholders agreements, pooling agreements, voting agreements or other similar agreements with respect to the share capital of the Company to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's shareholders.

(f) The Company is a "reporting issuer" in good standing under Applicable Securities Laws in Alberta, British Columbia, Manitoba, Ontario and Saskatchewan, is not on the list of defaulting issuers as maintained by the applicable Canadian Securities Administrators for a default of any requirement of Applicable Securities Laws, and neither the CSE nor any other regulatory authority having jurisdiction over the Company has issued any order preventing or suspending trading of any securities of the Company. The Company is also in compliance in all material respects with all Applicable Securities Laws, and all material filings and fees required to be made and paid by the Company pursuant to Applicable Securities Laws and general corporate laws have been made and paid.

(g) The Company (i) was not and is not an "ineligible issuer" (as defined in Rule 405 under the Securities Act) (an "Ineligible Issuer"), without taking into account any determination by the Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Company be considered an Ineligible Issuer, and (ii) was and is a "foreign private issuer" within the meaning of Rule 405 under the Securities Act.

(h) To the knowledge of the Company, except as set forth in the Share Capital Summary, no person beneficially owns, or exercises control or direction over, directly or indirectly, 5% or more of the outstanding Common Shares.

(i) The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, joint venture or entity.

(j) The Common Shares are listed and posted for trading on the CSE. No order ceasing or suspending trading in any securities of the Company or prohibiting the issue, sale and delivery (as applicable) of Common Shares or trading of any of the Company's securities has been issued and is in effect and no proceedings for such purpose has been instituted or are pending or, to the Company's knowledge, contemplated or threatened. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the CSE and the Company is in material compliance with the rules and regulations of the CSE.

(k) There are no claims, suits, actions or any other proceedings of any nature, kind or description whatsoever (including arbitration proceedings), or investigations (whether or not purportedly on behalf of the Company) pending or, to the knowledge of the Company, threatened, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, bureau, agency or instrumentality, domestic or foreign, against or by the Company or any Affiliate of the Company that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement, and the Company is not aware of any existing ground on which any such claim, suit, action, proceeding or investigation might be commenced with any reasonable likelihood of success. There are no outstanding and unsatisfied judgements, decrees, orders, writs, injunctions, awards, rules, policies or regulations of any court, tribunal or other Governmental Authority or other judicial order binding upon or enforceable against the Company which may affect the performance of this Agreement.

(1) The Company is in compliance in all material respects with its disclosure obligations, and has filed all documents and information required to be filed by it under Applicable Securities Laws. All of the documents filed as part of the Information Record, as of their respective dates of filing and as of the date of any amendments thereto, complied in all material respects, both in form and content, with the requirements of Applicable Securities Laws, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact of specific application to the Company known to the Company which the Company has not publicly disclosed, or so far as the Company can reasonably foresee, could materially adversely affect, the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Company or the ability of the Company to perform its obligations under this Agreement. The Company has not filed any confidential material change reports with any securities regulatory authority that remains confidential. The Company is not subject to a continuous disclosure review with any Canadian Securities Administrators nor are there any outstanding unresolved comments from any Canadian Securities Administrators in respect of the disclosure made in the Company's Information Record. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 of the Securities Act (Ontario) and analogous provisions under Applicable Securities Laws.

(m) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance: (a) that transactions are completed in accordance with the general or specific authorization of management and directors of the company; (b) that transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Company in conformity with International Financial Reporting Standards ("IFRS") and to maintain asset accountability; (c) that access to assets of the Company is permitted only in accordance with the general or specific authorization of management and directors of the Company; (d) that the recorded accountability for assets of the Company is compared with the existing assets of the Company at reasonable intervals and appropriate action is taken with respect to any differences therein; and (e) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the Company's interim or annual financial statements. The Company is in compliance in all material respects with National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings of the Canadian Securities Administrators, as applicable to the Company.

(n) The Company Financial Statements were prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, consistently applied in accordance with past practice and no Material Adverse Effect has occurred since October 1, 2023. The Company Financial Statements (i) comply as to form in all material respects with the requirements of Applicable Securities Laws; (ii) have been prepared in conformity with IFRS, consistently applied throughout the periods covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects; (iii) fairly present the consolidated financial condition of the Company as at the respective dates thereof; (iv) contain no misrepresentations and fairly present the consolidated results of operations, cash flow and income of the Company during the respective fiscal periods covered thereby; and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company. Other than as disclosed in the Company Financial Statements (including any notes thereto), there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other persons that have or could reasonably be expected to have a Material Adverse Effect. There has been no change in accounting policies or practices of the Company other than as set out in the Company Financial Statements. For purposes of this Section 3.1(n), "Company Financial Statements" means the audited consolidated financial statements of the Company for the financial years ended September 30, 2023 and 2022 and the unaudited consolidated financial statements of the Company for the nine months ending June 30, 2024 and 2023.

(o) Kingston Ross Pasnak LLP, the Company's current auditors, who audited the Company Financial Statements and who provided their audit report thereon, are independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Company and Kingston Ross Pasnak LLP.

(p) The audit committee of the board of directors of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 -Audit Committees.

(q) TSX Trust Company has been duly appointed by the Company as the registrar and transfer agent for the Common Shares.

(r) To the best of its knowledge, there are no material facts or material changes related to the Company that have not been generally described to the Purchaser. Without limiting the generality of the foregoing, since October 1, 2023, the Company has carried on business in the ordinary course, and except as disclosed in the Corporation's Information Record, there has not been:

(i) any material change in the consolidated assets, properties, capital, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, affairs, condition (financial or otherwise) or results of operations of the Corporation, or any transactions entered into which are material with respect to the Company on a consolidated basis;

(ii) any material change in the share capital or long-term debt of the Company, other than as contemplated in this Agreement;

(iii) any declaration, setting aside or payment of any dividend, or other distribution with respect to any shares in the capital of the Company, or any direct or indirect redemption, purchase or other acquisition of any shares;

(iv) the incurrence of any material capital expenditure or the making of any commitment therefor, or the incurrence of any obligation or liability, direct or indirect, contingent or otherwise, which individually, or in the aggregate, is material to the Company on a consolidated basis, other than in the ordinary course of business of the Company; or

(v) any change in accounting or tax policies or practices followed by the Company.

(s) Insolvency

(i) The Company is not an "insolvent person", has not committed an "act of bankruptcy", in each case, within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any act or undertaken or become subject to a proceeding with respect to a compromise or arrangement, taken any act or undertaken or become subject to or have been threatened with a proceeding to be declared bankrupt, made any assignment for the benefit of its creditors, had any person holding any lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had or have been threatened with any petition for a receiving order in bankruptcy filed against it or to declare it bankrupt or insolvent.

(ii) No administrator, administrative receiver or any other receiver, receiver-manager or manager has been appointed or threatened to be appointed by any person in respect of the Company or all or any of its assets and, to the knowledge of the Company, no steps have been taken to initiate any such appointment. No analogous appointments have been made or initiated under any laws applying to the Company.

(iii) No order has been made, no resolution has been passed and no petition has been filed or threatened against the Company for the winding up, dissolution or liquidation of the Company, or for a provisional liquidator to be appointed in respect of the Company and no petition has been presented or threatened and no meeting has been convened for the purpose of the winding up, dissolution or liquidation of the Company. The Company is not subject to analogous proceedings under any laws.

(t) Except as disclosed in the Company's Information Record, the Company has not approved or entered into any agreement in respect of, and has no knowledge of: (a) the purchase of material assets or any interest therein or the sale, transfer or other disposition of any material portion of its assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; (b) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company) of the Company; or (c) a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares.

(u) The Company has paid when due all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due. The charges, accruals and reserves on the books of the Company in respect of any liability for taxes for any year not finally determined are sufficient to meet any reasonable assessment or reassessment for additional taxes for any year not finally determined. The Company has duly and timely filed or caused to be filed within the times and within the manner prescribed by law, all federal, provincial, local and foreign tax returns and reports which are required to be filed by or with respect to the Company, such returns and reports are true, complete and correct in all material respects, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Company or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. The Company is not delinquent in the payment of any taxes. There are no pending tax audits of any returns of taxes. No deficiency or addition to any taxes or interest or penalty for any taxes has been proposed, asserted or assessed against the Company. The Company has duly and timely withheld or collected and remitted to the appropriate taxing authority (or made adequate provision for the remittance of) all amounts required by law to be withheld or collected and remitted by it in respect of any taxes, governmental charges or assessments. There are no material actions, suits, proceedings, investigations or claims now threatened or, to the knowledge of the Company, pending against the Company which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority.

(v) The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company to compete in any line of business, transfer or move any of its assets or operations.

(w) Other than as disclosed in the Company's Information Record, the Company has not guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other person. The Company does not have any material liabilities, obligations, indebtedness or commitments whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Company's Information Record, other than liabilities, obligations or indebtedness or commitments incurred after the last period covered by the Company's Information Record in the normal course of business or in connection with the purchase and sale herein.

(x) The Company is not in violation of its constating documents. None of the purchase and sale herein, the execution, delivery and performance of this Agreement, the compliance by the Company with the terms hereof, or the consummation of the transactions contemplated herein, including, without limitation, the issuance and sale of the Securities, does or will:

(i) require approval, authorization, consent, order or agreement of, or filing, registration, qualification or recording with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except as have already been obtained or may be required under Applicable Securities Laws and the policies of the CSE and will be obtained prior to the Closing Date (other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Law);

(ii) in any material respect (in the cases of (3) to (5)): (A) result in any breach or violation; (B) be in conflict with; (C) constitute a default under; (D) give rise to a right of termination, cancellation or acceleration of any obligation; (E) result in the loss of or lien upon any of the consolidated properties or assets of the Company; or (F) create a state of facts which (after notice or lapse of time or both) would give rise to any of the foregoing, in each case, under:

(1) the articles or by-laws of the Company, or any other constating document of the Company;

(2) any resolution passed by the directors (or any committee thereof) or shareholders of the Company;

(3) any statute, law or any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or any of its properties or assets;

(4) any contract, agreement, or indenture to which the Company is a party or is bound or by which any of their respective properties or assets are bound (including any indentures, mortgages, deeds of trust, leases or other agreements or instruments); or

(5) any authorization held or obtained by the Company;

(iii) result in the Company defaulting on the payment of any material obligation owed by it which is now due; or

(iv) trigger any change of control provisions, or other contingent payments, in any agreements the Company is party to, nor will the Company's board pass a resolution that states that the transactions carried out in connection with this Agreement constitutes a change of control.

(y) Other than as disclosed in the Information Record, none of the directors or officers of the Company are now, or have ever been: (a) subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange; or (b) subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(z) Employees and Employment Law

(i) All material employment agreements, consulting agreements, severance agreements and change of control agreements in respect of any NEOs (as defined in Form 51102F6 - Statement of Executive Compensation), and all Employee Plans have been, in all material respects, disclosed in the Information Record to the extent required under Applicable Securities Laws.

(ii) The Company is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages, and has not and is not engaged in any unfair labour practice, and there are no current or pending claims, complaints, notices, outstanding decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation, nor has any event occurred which would reasonably be expected to give rise to any of the foregoing. The Company has not received any notice of any unresolved matter and there are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Company carries on business or has employees.

(iii) Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (collectively, the "Employee Plans"), has been maintained in material compliance with its terms and with the requirements prescribed by any and all laws that are applicable to such plan. The Company has no, nor has it ever had, any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction).

(iv) All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal, provincial or local pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Company have been accurately reflected in the books and records of the Company.

(v) There is no labour disruption, strike, dispute, slowdown, stoppage or conflict involving the Company, and there is no complaint or grievance pending or, to the knowledge of the Company, threatened from any labour groups. The Company is not party, or otherwise subject to, any collective bargaining agreement and no collective bargaining agreement is currently being negotiated by the Company. There has not been, and there is not currently, any other labour trouble which is having a Material Adverse Effect or could reasonably be expected to have a Material Adverse Effect.

(aa) The Company owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets, if any, used or proposed to be used in the conduct of its business and, to the knowledge of the Company, the Company is not infringing upon the rights of any other person with respect to any such trademarks, copyrights or trade secrets and no other person has infringed any such trademarks, copyrights or trade secrets.

(bb) Except as disclosed in the Information Record:

(i) none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction, within the previous two years or has any material interest in any proposed material transaction involving the Company which, as the case may be, materially affected, is material to or will materially affect the Company;

(ii) to the knowledge of the Company, no insider of the Company (as defined in Applicable Securities Laws) has a present intention to sell any securities of the Company;

(iii) to the knowledge of the Corporation, except as disclosed on SEDI, no insider of the Corporation (as defined in applicable Securities Laws) has sold any securities issued by the Company or otherwise taken steps to reduces its, his or her financial exposure to the price or value of the Common Shares within the 15 days prior to the date hereof;

(iv) except for usual director, employee or consulting arrangements made in the ordinary and normal course of business, the Company is not party to any contract or understanding with any director, officer, employee, securityholder or any other person not dealing at arm's length (as defined in the Income Tax Act (Canada)) with them;

(v) no director, officer or employee of the Corporation and no person which is an affiliate or associate of the Company, owns, directly or indirectly, any interest in (except for equity securities as disclosed in the Company's Information Record), or is a director, officer employee or consultant of any person which is, or is engaged in, a business competitive with the Company, which materially adversely impacts, or would reasonably be expected to materially and adversely impact, their ability to duly properly perform the services to be performed by such person for the Company;

(vi) the Company does not owe any monies to, have any present loans to, nor has it borrowed any monies from or is otherwise indebted to, any director, officer, employee, securityholder of the Company, or any other person not dealing at arm's length (as defined in the Income Tax Act (Canada)) with the Company, except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business; and

(vii) to the knowledge of the Company, no director, officer employee or securityholder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company, except for claims in the ordinary and normal course of the business of the Company such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(cc) The properties and assets in which the Company has a direct or indirect economic interest are insured against loss or damage in such amounts that are customary for the business in which they are engaged with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the terms of any policies in respect thereof have not been breached and the insured has not failed to promptly give any notice or present any material claim thereunder.

(dd) None of the Company nor, to the knowledge of the Company, any director, officer, employee, consultants, representative, agent or affiliate or other person acting on behalf of the Company, is aware of or has taken any action, directly or indirectly, that would reasonably be expected to result in a violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada), as amended or the similar laws of any other jurisdiction applicable to the Company (collectively, the "Anti-Corruption Laws") and the Company has conducted its businesses in compliance with the Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure continued compliance therewith. There are no proceedings under any Anti-Corruption Laws pending against the Company or, to the knowledge of the Company, threatened against or affecting the Company. None of the Company, nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has: (a) conducted or initiated any review, audit, or internal investigation that concluded the Company, or any director, officer, employee, consultant, representative or agent of the foregoing violated any anti-bribery or anticorruption laws or committed any material wrongdoing; or (b) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(ee) The operations of the Company are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which the Company is subject, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any Governmental Authority or body or arbitrator involving the Company or with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ff) None of the Company, nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the purchase and sale hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity: (a) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of Sanctions; or (b) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as agent, advisor, investor or otherwise) of Sanctions. The Company has not knowingly engaged in and is not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any country that is subject to Sanctions.

(gg) The Company is not required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and is not relying on any exemption therefrom.

(hh) To the knowledge of the Company, the Company has not withheld from the Purchaser any fact or information relating to the Company or any of the transactions contemplated hereby that would be material to a reasonable prospective investor in the Company. No representation or warranty by the Company in this Agreement and no statement contained in the Company's Information Record or any certificate or other document furnished or to be furnished to the Purchaser under this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Company:

(a) it has the legal capacity to enter into and be bound by this Agreement and further certifies that all necessary approvals of directors, shareholders, partners or otherwise have been given and obtained;

(b) this Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Purchaser enforceable in accordance with its terms (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors' rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction);

(c) the entering into of this Agreement and the transactions contemplated hereby will not, in any material respect, result in a violation of any of the terms or provisions of, any law applicable to the Purchaser, or any agreement to which the Purchaser is a party or by which it is bound;

(d) the Purchaser has not received or been provided with, nor has the Purchaser requested, nor does the Purchaser have any need to receive, any prospectus or offering memorandum, or any other document describing the business and affairs of the Company which has been prepared for delivery to, and review by, prospective purchasers in order to assist the Purchaser in making an investment decision in respect of the acquisition contemplated hereunder;

(e) the Purchaser has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display) with respect to the distribution of the Securities;

(f) it has relied solely upon information publicly available on SEDAR+ relating to the Company and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Company (except as set forth herein) and it does not have knowledge of any material fact about the Company that has not been publicly disclosed;

(g) if the Purchaser is a U.S. Purchaser, at the time the Purchaser was offered the Debentures and Warrants, it was, and as of the date hereof it is, an Institutional Accredited Investor and has completed, executed and delivered the Company Exhibit "A" hereto and makes the representations and warranties contained therein;

(h) the Purchaser acknowledges that:

(i) no securities or similar regulatory authority has reviewed or passed on the merits of the Securities;

(ii) there is no government or insurance covering the Securities;

(iii) there are risks associated with the purchase of Securities;

(iv) there are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling any of the Securities; and

(v) the Company or its agent has advised the Purchaser that the Company is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell the Securities through a person or company registered to sell securities under Applicable Securities Laws and, as a consequence of acquiring the Securities pursuant to these exemptions, certain protections, rights and remedies provided by Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Purchaser;

(i) it acknowledges that no representation has been made to it:

(i) as to the future value or price of the Securities";

(ii) that any person will resell or repurchase the Securities; or

(iii) that any person will refund the purchase price of the Securities;

(j) the Company may complete additional financings in the future in order to develop the business of the Company and to fund its ongoing development; that there is no assurance that such financings will be available and, if available, on reasonable terms; any such future financings may have a dilutive effect on current securityholders, including the Purchaser; and that if such future financings are not available, the Company may be unable to fund its ongoing development and the lack of capital resources may result in the failure of its business venture;

(k) it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and it, or, where it is not purchasing as principal, each beneficial purchaser, is able to bear the economic risk of loss of its investment and the Purchaser is capable of assessing the proposed investment as a result of the Purchaser's financial experience or as a result of advice received from a registered person other than the Company or any affiliates hereof;

(1) it understands that the Securities are being offered for sale only on a "private placement" basis and that the sale and delivery of the Securities is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or the preparation of an offering memorandum in prescribed form or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivering an offering memorandum in prescribed form and that certain protections, rights and remedies provided by applicable securities legislation, in connection with the filing of a prospectus may not be available to the Purchaser;

(m) if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Purchaser will execute, deliver, file and otherwise assist the Company in filing, such reports, undertakings and other documents with respect to the issue of the Securities as may be required;

(n) it will not resell the Securities or any of them, except in accordance with the provisions of the Applicable Securities Laws and the rules of the CSE or such other Trading Market as the Common Shares trade on at the applicable time;

(o) the funds representing the Subscription Amount advanced by the Purchaser will not be proceeds of crime under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the "PCMLTFA") or the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, as may be amended from time to time (the "PATRIOT Act"). The Purchaser acknowledges that the Company may be required by law to confidentially disclose the Purchaser's information pursuant to the PCMLTFA and the PATRIOT Act. To the best of the Purchaser's knowledge: (i) the funds representing the Subscription Amont are not derived from criminal activity in any jurisdiction; (ii) the funds representing the Subscription Amount are not being provided on behalf of an unidentified person or entity to the Purchaser; and (iii) the Purchaser shall promptly notify the Company if this representation becomes untrue;

(p) it has been independently advised as to the restrictions with respect to trading in the Securities imposed by applicable securities legislation, confirms that no representation has been made to it by or on behalf of the Company with respect thereto, acknowledges that it is aware of the characteristics of the Securities, the risks relating to an investment therein and of the fact that it may not be able to resell the Securities except in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable restriction period and compliance with the other requirements of applicable law, and it agrees that any certificates representing the Securities may bear such legends as are required under applicable securities law and/or policies of applicable securities exchanges indicating that the resale of such securities is restricted; and

(q) the Purchaser acknowledges that it has been encouraged to and should obtain independent legal, income tax and investment advice with respect to its hereunder and accordingly, has been independently advised as to the meanings of all terms contained herein relevant to the Purchaser for the purposes of giving representations, warranties and covenants under this Agreement.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement, Rule 904 or Rule 144 (if available), or to the Company, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

(b) The Purchaser acknowledges that the Company may be required to file with the Canadian Securities Administrators in Ontario a report regarding the trade. The Purchaser acknowledges that such report may require the Company to disclose the Purchaser's full legal name, residential address, telephone number and email address and the number of Securities the Purchaser purchased, the purchase price for such Securities and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase, including how the Purchaser qualifies for such exemption. The Purchaser consents to the disclosure of such information and acknowledges that such information is made available to the public under securities legislation of Ontario. The Purchaser acknowledges that this information is collected indirectly by the applicable securities regulatory authority or regulator under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation and that the Purchaser may contact the applicable securities regulatory authority or regulator by way of the following information for more information regarding the indirect collection of such information: Ontario Securities Commission, 20 Queen Street West, 22nd Floor Toronto, Ontario M5H 3S8, Telephone: (416) 593- 8314, Toll free in Canada: 1-877-785-1555, Facsimile: (416) 593-8122, Email: exemptmarketfilings@osc.gov.on.ca, Public official contact regarding indirect collection of information: Inquiries Officer.

4.2 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities hereunder or that would be integrated with the offer or sale of the Securities hereunder for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval of the sale of the Securities hereunder.

4.3 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a material change report under the Applicable Securities Laws, with the Canadian Securities Administrators within the time required by the Applicable Securities Laws. From and after the issuance of such press release, the Company represents to the Purchaser that it shall have publicly disclosed all material, nonpublic information delivered to the Purchaser by the Company, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by this Agreement.

4.4 Listing of Common Shares. The Company hereby agrees to use commercially reasonable efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, not be in default in respect of the Applicable Securities Laws and the listing or quotation of the Common Shares on a Trading Market, and concurrently with the Closing, the Company shall have secured the listing of all of the Debenture Shares and Warrant Shares on the CSE and will secure the listing of all Interest Shares on the CSE. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Debenture Shares, Warrant Shares and Interest Shares, and will take such other action as is necessary to cause all of the Debenture Shares, Warrant Shares and Interests Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on a Trading Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through CDS, including, without limitation, by timely payment of fees to CDS in connection with such electronic transfer.

4.5 Certain Transactions and Confidentiality. The Purchaser covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of the Company's securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4, the Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) the Purchaser does not make any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4, (ii) the Purchaser shall not be hereby restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4.

4.6 Form D; Blue Sky Filings. If any of the Securities are issued to a U.S. Purchaser pursuant to Rule 506(b) of Regulation D under the Securities Act, the Company agrees to timely file a Form D with respect to the Securities as required under Regulation D under the Securities Act and to provide a copy thereof, promptly upon request of the U.S. Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the U.S. Purchaser at the Closing under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of such actions promptly upon request of the U.S. Purchaser. The Company also agrees to make all required filings under Applicable Securities Laws in a timely manner.

4.7 PFIC Matters. If a U.S. Purchaser so requests in writing for any taxable year of the Company, the Company, after consulting with its outside accounting firm, shall within 15 days notify the U.S. Purchaser in writing that either (A) the Company was not a PFIC for such year, or (B) the Company was a PFIC for such year, in which event the Company shall provide to the U.S. Purchaser, upon the reasonable written request of the U.S. Purchaser, the information reasonably necessary to allow the U.S. Purchaser to elect to treat each of the Company as a "qualified electing fund" (within the meaning of Code Section 1295) for such year, including a "PFIC Annual Information Statement" as described in U.S. Treasury Regulation Section 1.1295-1(g)(1) (or any successor Treasury Regulation). For purposes hereof, "PFIC" means a "passive foreign investment company" within the meaning of Section 1297(a) of the Internal Revenue Code of 1986, as amended.

4.8 Registration Rights.

(a) Not later than 180 days after the earlier of (i) the consummation of a ReIPO and (ii) the Registration Date, the Company shall, at its expense, use its reasonable best efforts to qualify and remain qualified to register the offer and sale of securities under the Securities Act pursuant to a Registration Statement on Form F-10 or any successor form thereto using a Canadian short-form prospectus under MJDS (or if eligible, on Form S-3 or F-3 or any successor form thereto). At such time as the Company shall have qualified for the use of a Registration Statement on such Form, the holders of Registrable Securities shall have the right to request an unlimited number of registrations under the Securities Act of all or any portion of their Registrable Securities pursuant to a Registration Statement on such Form or any similar short-form Registration Statement (each, a "Short-Form Registration"). Each request for a Short-Form Registration shall specify the number of Registrable Securities requested to be included in the Short-Form Registration. Upon receipt of any such request, the Company shall promptly (but in no event later than 10 days following receipt thereof) deliver notice of such request to all other holders of Registrable Securities who shall then have five days from the date such notice is given to notify the Company in writing of their desire to be included in such registration. The Company shall prepare and file with (or confidentially submit to) the Commission a Registration Statement on such Form covering all of the Registrable Securities that the holders thereof have requested to be included in such Short-Form Registration within five days after the date on which the initial request is given and shall use its reasonable best efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter.

(b) As soon as practicable after 180 days after the earlier of (i) the consummation of an ReIPO and (ii) the Registration Date, but not later than the Target Filing Date, the Company shall, at its expense, (i) prepare and file with (or confidentially submit to) the Commission a Registration Statement on Form F-10 a Canadian shelf prospectus under MJDS (or if eligible, on Form S-3 or F-3) or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a "Shelf Registration Statement") that covers all Registrable Securities then outstanding for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a "Shelf Registration") and (ii) use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective by the Commission as soon as practicable thereafter. For purposes hereof, "Target Filing Date" shall mean the date which is 20 days after the Company becomes qualified to register the offer and sale of securities under the Securities Act pursuant to a Shelf Registration Statement. If, after the filing of a Shelf Registration Statement, a holder of Registrable Securities requests registration under the Securities Act of additional Registrable Securities pursuant to such Shelf Registration, the Company shall amend such Shelf Registration Statement to cover such additional Registrable Securities.

(c) In connection with the registration of the Registrable Securities, the Company shall provide to the Purchaser customary indemnification in connection with such registration, including with respect to liabilities under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise.

4.9 Reports Under Exchange Act. As soon as practicable after 180 days after the earlier of (i) the consummation of an ReIPO and (ii) the Registration Date, with a view to making available to the Purchaser the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit the Purchaser to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3 or S-3, the Company shall: (a) make and keep available adequate current public information, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the registration statement filed by the Company for any ReIPO; (b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); (d) (i) furnish to the Purchaser, so long as the Purchaser owns any Registrable Securities, forthwith upon request (A) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act, the Securities Act, and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 or S-3 (at any time after the Company so qualifies); and (B) such other information as may be reasonably requested in availing any Purchaser of any rule or regulation of the SEC that permits the selling of any such securities without registration, without qualification pursuant to a Canadian prospectus or pursuant to Form F-3 or S-3 (at any time after the Company so qualifies to use such form); and (ii) furnish to the Purchaser, so long as the Purchaser owns any Registrable Securities, forthwith, but in any event within five days following the receipt of a lawful and contractually permitted request therefor, unlegended share certificates in connection with sales of Registrable Securities by the Purchaser pursuant to Rule 144 under the Securities Act, or furnish to the Company's transfer agent an opinion of counsel that such unlegended share certificates may be issued.

ARTICLE V.

MISCELLANEOUS

5.1 Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants, and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery, and performance of this Agreement; provided, however, that the Company shall pay the reasonable and documented fees and expense of the Purchaser's Canadian legal counsel in connection with the transactions contemplated by this Agreement, up to a maximum of $100,000.

5.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (EST) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (EST) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by United States nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.4 Amendments; Waivers. Any amendments hereto or waivers in respect hereof shall only be effective if made in writing and executed by the parties thereto. No waiver shall constitute a waiver of any other provision or act as a continuing waiver unless such is expressly provided for.

5.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

5.7 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.8 Governing Law. The Agreement shall be by and interpreted in accordance with the laws of the Province of Ontario.

5.9 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf' signature page were an original thereof.

5.11 Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

5.12 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.13 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

5.14 Currency. All references to currency herein shall be deemed to refer to Canadian dollars.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SOL STRATEGIES INC.

By: (signed) "Leah Wald"
       Name: Leah Wald
       Title: Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ParaFi Venture Fund II LP, by ParaFi Capital LP, its investment manager

Signature of Authorized Signatory of Purchaser: (signed) "Adrian Uberto"

Name of Authorized Signatory: Adrian Uberto

Title of Authorized Signatory: Chief Operating Officer

[Redacted - Contact Information]

Email Address of Authorized Signatory:
Address for Notice to Purchaser:

c/o ParaFi Capital LP
[Redacted - Contact Information]
Email: [Redacted - Contact Information]

Subscription Amount: $3,571,429.00
Convertible Debenture Units: 3,571.429

Schedule 3.1(e)

Share Capital Summary

The authorized share capital of the Company consists of an unlimited number of Common Shares, of which 150,169,520 Common Shares were issued and outstanding as of January 7, 2025. As of the date of this Agreement, the Company has 12,673,221 stock options and 563,669 restricted share units outstanding, each stock option and restricted share unit exercisable for or vesting into one Common Share.

The following persons hold the Common Shares listed below, which is a complete list of holders of 5.0% or more of the Common Shares as of the date of this Agreement:

Name	Number of Common Shares Held	% of Common Shares owned (undiluted)
Antanas Guoga	53,923,787	36.2
(Redacted - Commercially Sensitive Confidential Information)	9,200,000	6.2

EXHIBIT "A"

U.S. Accredited Investor Confirmation Certificate

(For U.S. Purchasers that are Institutional Accredited Investors)

Reference made to the Securities Purchase Agreement by and among Sol Strategies Inc. (the "Company"), the undersigned (also referred to herein as the "Purchaser"), and certain other purchasers, for the purchase of certain Securities of Company (the "Agreement"). Terms not otherwise defined herein have the meanings ascribed to them in the Agreement.

The Purchaser understands and agrees that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any applicable securities laws of any state of the United States, and the Securities are being offered and sold by the Company to the Purchaser in reliance upon Rule 506(b) of Regulation D under the Securities Act ("Regulation D") and/or Section 4(a)(2) of the Securities Act and similar exemptions under applicable securities laws of any state of the United States.

(A) Representations and Warranties. The undersigned represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to the Company (and acknowledges that the Company is relying thereon) that the Purchaser is an Institutional Accredited Investor, and satisfies one or more of the categories indicated below (please initial on the appropriate line or lines), and is:

1. Category 1. A bank, as defined in Section 3(a)(2) of the Securities Act, whether acting in its individual or fiduciary capacity; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; an investment adviser relying on the exemption from registering with the United States Securities and Exchange Commission under section 203(1) or (m) of the United States Investment Advisers Act of 1940; an insurance company as defined in Section 2(a)(13) of the Securities Act; an investment company registered under the United States Investment Company Act of 1940; a business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; a small business investment company licensed by the United States Small Business Administration under Section 301(c) or (d) of the United States Small Business Investment Act of 1958; a rural business investment company as defined in section 384A of the United States Consolidated Farm and Rural Development Act; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a) of Regulation D ("Accredited Investor"); or

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2. Category 2. A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

3. Category 3. An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, a partnership, or a limited liability company, not formed for the specific purpose of acquiring the Securities, with total assets in excess of US$5,000,000; or

4. Category 7. A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D; or

5. Category 8. An entity in which all of the equity owners are Accredited Investors; or

[If you checked Category 8, please indicate the name and category of Accredited Investor (by reference to the applicable subparagraph set forth in Rule 501(a) of Regulation D) of each equity owner:

Name of Equity Owner	Category of Accredited Investor

It is permissible to look through various forms of equity ownership to natural persons in determining the Accredited Investor status of entities under this category. If those natural persons are themselves Accredited Investors, and if all other equity owners of the entity seeking Accredited Investor status are Accredited Investors, then this category will be available.]

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6. Category 9. An entity, of a type not listed in Categories 1, 2, 3, 7 or 8, not formed for the specific purpose of acquiring the Securities, owning investments in excess of US$5,000,000 (note: for the purposes of this Category 9, "investments is defined in Rule 2a51-1(b) under the United States Investment Company Act of 1940);

7. Category 12. Any "family office," as defined in rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940: (i) with assets under management in excess of US$5,000,000, (ii) that is not formed for the specific purpose of acquiring the Securities, and (iii) whose prospective investment is directed by a person (a "Knowledgeable Family Office Administrator") who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

8. Category 13. A "family client," as defined in rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940, of a family office meeting the requirements set forth in Category 12 above and whose prospective investment in the Company is directed by such family office with the involvement of the Knowledgeable Family Office Administrator.

(B) Restrictions on Transferability of Securities. The undersigned realizes that the Securities and the Common Shares issuable upon exercise of the Warrants are not, and will not be, registered under the Securities Act, will be "restricted securities" as defined in Rule 144 thereunder, and the offer and sale of such Securities to it are being made in reliance upon Rule 506(b) of Regulation D and/or Section 4(a)(2) of the Securities Act and similar exemptions under applicable securities laws of any state of the United States. The undersigned also understands that the Company has not agreed to register the Securities for distribution in accordance with the provisions of the Securities Act or any applicable state securities laws, that the Company has not agreed to comply with any exemption under the Securities Act or any such laws for the resale of the Securities, and that certain resale provisions of that regulation may not be available to the undersigned unless certain conditions are satisfied. Hence, the undersigned understands that, by virtue of the provisions of certain rules promulgated under the Securities Act and relating to "restricted securities," the Securities which the undersigned has subscribed for hereby may need to be held indefinitely, unless and until subsequently registered under the Securities Act and/or applicable state securities laws, or unless an exemption from registration is available, in which case the undersigned may still be limited with respect to the extent to which such Securities may be transferred, and that all certificates or statements evidencing such Securities shall bear, and be subject to the conditions of, the following legend(s), as applicable:

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THE SECURITIES REPRESENTED HEREBY [for Debentures, add: AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF] [for Warrants, add: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SOL STRATEGIES INC. (THE "COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE OF THE UNITED STATES IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN ACCORDANCE WITH (1)(I) RULE 144A OR (II) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (D)(1)(II) OR (D)(2) ABOVE OR IF OTHERWISE REQUIRED BY THE ISSUER, AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER, IS PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

[for Warrants add: THE WARRANT REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."]

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provided, that if, the Securities are being sold in compliance with the requirements of Rule 904 and in compliance with applicable local laws and regulations, and provided that the Securities were issued when the Company qualified as a "foreign issuer" (as defined in Rule 902(e) of Regulation S under the Securities Act), the legend may be removed by providing a customary declaration to the Company and to its transfer agent, in the form attached hereto as Appendix I or as may be reasonably required by the Company or the transfer agent;

provided further, if any of the Securities are being sold pursuant to Rule 144, if available, the legend shall be removed by delivering to the Company and the transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and the transfer agent, to the effect that the legend is no longer required under applicable requirements of the Securities Act.

The undersigned agrees that by accepting the Securities it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by it of the Securities.

The foregoing representations and warranties are true and accurate as of the date of this U.S. Accredited Investor Confirmation Certificate and will be true and accurate as of the Closing or as of the conversion of Debentures, the issuance of Interest Shares or exercise of Warrants. If any such representations and warranties shall not be true and accurate prior to the Closing or as of the conversion of Debentures, the issuance of Interest Shares or exercise of Warrants, the Purchaser shall give immediate written notice of such fact to the Company and to the Placement Agent.

DATED as of January 8, 2025.

PARAFI VENTURE FUND II LP, by
PARAFI CAPITAL LP, its investment manager

        (signed) "Adrian Uberto"

Name: Adrian Uberto

Title: Chief Operating Officer

Appendix I to Exhibit "A" - U.S. Accredited Investor Confirmation Certificate
Declarations for Removal of Legend

To: TSX Trust Company, as Registrar and Transfer Agent for the Common Shares of Sol Strategies Inc. (the "Issuer").

The undersigned (A) acknowledges that the sale of _______________ (Securities), represented by the Issuer's certificate number ______________, to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not (i) a distributor (as that term is defined in Rule 902 of Regulation S under the 1933 Act), (ii) an affiliate (as that term is as defined in Rule 144(a)(1) under the 1933 Act or is such an affiliate solely by virtue of being an officer and/or director thereof) of the Corporation, (iii) an affiliate of a distributor, or (iv) acting on behalf of any of the foregoing; (2) the offer of such securities was not made to a "US Person" or to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the Canadian Securities Exchange or another designated offshore securities market as defined in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a U.S. person or a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, and (4) the sale will be bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act); (5) the seller does not and will not intend to replace the securities to be sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities; (6) the sale will not be a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Date:
By:	Signature

Name:	(please print)

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Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer, _________________________ (the "Seller"), dated ___________________________, with regard to our sale, for such Seller's account, of the ___________________ (Securities), represented by certificate number _____________ of the Issuer described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, and (B) we have no belief that the Seller's representations set forth above are not full, true and correct, and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

Name of Firm

By:             ______________________________________
       Authorized Officer

  Date:           ______________________________________

EXHIBIT "B"
(see attached)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DATE HEREOF.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SOL STRATEGIES INC. (THE "COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE OF THE UNITED STATES IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN ACCORDANCE WITH (1) (I) RULE 144A OR (II) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (D)(1)(II) OR (D)(2) ABOVE OR IF OTHERWISE REQUIRED BY THE ISSUER, AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER, IS PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

Certificate CD-2025-01	Principal Sum $27,500,000

Dated and effective January [•], 2025

 UNSECURED CONVERTIBLE DEBENTURE

SOL STRATEGIES INC.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby covenants, agrees and declares as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions. In this Debenture, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings namely:

(a) "Attribution Parties" means, collectively, the following persons: (i) any direct or indirect affiliates of the Holder, (ii) any person acting or who could be deemed to be acting as a Section 13(d) "group" together with the Holder or any Attribution Parties, and (iii) any other persons whose beneficial ownership of the Common Shares would or could be aggregated with the Holder's and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act or who is "acting jointly or in concert" with the Holder, as such term is described in National Instrument 62-104 - Take Over Bids and Issuer Bids

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(b) "Business Day" means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions are closed in Toronto, Ontario;

(c) "CDS" means CDS Clearing and Depository Services Inc.;

(d) "Common Shares" means the common shares of the Company as such shares are constituted on the date hereof;

(e) "Company" means Sol Strategies Inc. and its legal successors and permitted assigns;

(f) "Conversion Date" has the meaning ascribed to it in Section 4.1 hereof;

(g) "Conversion Notice" has the meaning ascribed to it in Section 4.1 hereof;

(h) "Conversion Price" means the price per Common Share at which all or a portion of the Principal Sum outstanding under this Debenture shall from time to time be convertible into Common Shares pursuant to a Holder Conversion, being a price of $2.50 per Common Share, being a ratio of 400 Common Shares per $1,000.00 of Principal Sum, subject to certain adjustments as provided herein;

(i) "Convertible Securities" means any agreement, option, warrant, note, instrument, right, unit or other security or conversion privilege issued or granted by the Company or any of its affiliates that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire Common Shares, including pursuant to one or more multiple exercises, conversions and/or exchanges;

(j) "CSE" means Canadian Securities Exchange;

(k) "Current Market Price" at any date means the VWAP of the Common Shares on the Principal Stock Exchange during the 20 consecutive Trading Days ending on the Trading Day immediately preceding such date, where the VWAP is determined by dividing the aggregate sale price of all Common Shares sold during that period by the total number of Common Shares sold during that period and, if no such prices are available, "Current Market Price" will be the Fair Market Value per Common Share;

(1) "Debenture" means this unsecured convertible debenture;

(m) "Default Rate" means the Interest Rate plus 5.0% per annum;

(n) "Directors" means the persons who are the directors of the Company at the date of any event;

(o) "Event of Default" means any of the events specified in Section 6.1 hereof;

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended;

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(q) "Excluded Taxes" means, with respect to the Holder or any other recipient of any payment to be made by or on account of any obligation of the Company hereunder (each, a "Recipient"), (a) Taxes imposed on or measured by a Recipient's net income, capital Taxes and franchise Taxes imposed on a Recipient (in lieu of net income Taxes), in each case, (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such Recipient is organized or in which its principal office is located, or (ii) as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax, (b) any branch profits Taxes or any similar Tax imposed by any jurisdiction described in clause (a) in which such Recipient is located, (c) Taxes imposed under FATCA, (d) any withholding Taxes imposed on a payment by or on account of any obligation of the Company hereunder: (i) to a person with whom the Company does not deal at arm's length (for the purposes of the Income Tax Act (Canada)) at the time of making such payment or (ii) in respect of a debt or other obligation to pay an amount to a person with whom the Company is not dealing at arm's length (for the purposes of the Income Tax Act (Canada)) at the time of such payment, (e) any Taxes imposed on a Recipient by reason of: (i) such Recipient being a "specified shareholder" (as defined in subsection 18(5) of the Income Tax Act (Canada)) of the Company, (ii) such Recipient not dealing at arm's length (for the purposes of the Income Tax Act (Canada)) with a "specified shareholder" (as defined in subsection 18(5) of the Income Tax Act (Canada)) of the Company, or (iii) the Company being a "specified entity" (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) in respect of such Recipient, and (f) any Taxes resulting from the assignment or transfer of the Debenture by the Holder to any person (other than the Company in accordance with the terms of this Indenture);

(r) "FATCA" means Sections 1471 through 1474 of the IRC as of the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 171(b)(1) of the IRC, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the IRC;

(s) "Fair Market Value" means the fair market value as determined by the Board, acting reasonably; provided that if a dispute arises with respect to Fair Market Value, such dispute will be conclusively determined by such firm of independent chartered professional accountants as may be selected by the Board and acceptable to the Holder, acting reasonably, and any such determination will be binding upon the Holder and the Company;

(t) "Governmental Authority" means: (a) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (b) any stock exchange; and (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

(u) "Holder" has the meaning ascribed to it in Section 2.1 hereof;

(v) "Holder Conversion" has the meaning ascribed to it in Section 4.1;

(w) "Indebtedness" has the meaning ascribed to it in Section 2.1 hereof;

(x) "Indemnified Taxes" means Taxes other than Excluded Taxes;

(y) "Interest Rate" means 2.5% per annum;

(z) "Issue Date" means the date of this Debenture;

(aa) "IRC" means Internal Revenue Code of 1986 of the United States of America, as amended;

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(bb) "Material Adverse Effect" means the effect resulting from any event, change, circumstance, fact or state of being which, singly or in the aggregate with other events, changes, circumstances, facts or states of being, could reasonably be expected to have a significant and adverse effect on (w) the business, affairs, capital, liabilities (absolute, accrued, contingent or otherwise), obligations, condition (financial or otherwise), properties, permits, contractual arrangements, operations, results of operations or assets (including assets in which the Company has a direct or indirect economic interest) or prospects of the Company and its subsidiaries, as a whole, (x) the legality, validity or enforceability of this Debenture; (y) the ability of the Company to exercise its rights or perform its obligations under this Debenture; or (z) the rights or remedies of the Holder under this Debenture;

(cc) "Maturity Date" has the meaning ascribed to it in Section 2.1 hereof;

(dd) "Other Taxes" means any and all present or future stamp, court, documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, or otherwise with respect to, the Debenture;

(ee) "person" means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(ff) "Principal Stock Exchange" means the CSE, and if the Common Shares are not listed on the CSE but are listed on another stock exchange or stock exchanges in Canada, references to the Principal Stock Exchange will be deemed to be references to such other stock exchange or, if more than one, to the one on which the greatest volume of Common Shares regularly trades;

(gg) "Principal Sum" has the meaning ascribed to it in Section 2.1;

(hh) "Tax" or "Taxes" means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any applicable Governmental Authority, and including any interest and penalties thereon or with respect to the foregoing;

(ii) "Trading Day" means a day on which the Principal Stock Exchange is open for the transaction of business and Common Shares have traded;

(jj) "U.S. Holder" means a Holder or a purchaser of Debentures who is a person in the United States or a U.S. Person, or was offered the Debentures, or executed or delivered the Securities Purchase Agreement, in the United States, or was in the United States at the time the purchaser's buy order originated, or is purchasing or holding the Debentures for the account of or benefit of a U.S. Person or a person in the United States, or is otherwise subject to the securities laws of the United States;

(kk) "U.S. Person" means a "U.S. person" defined in Rule 902 of Regulation S under the Securities Act;

(11) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(mm) "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

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(nn) "VWAP" means volume weighted average trading price; and

(oo) this "Debenture", the "Debenture", "herein", "hereby", "hereof', "hereto", "hereunder" and similar expressions mean or refer to this convertible unsecured Debenture and any debenture, deed or instrument supplemental or ancillary thereto and any schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof; the "Debentures" means this Debenture together with all others, being part of a series of like debentures except as to principal amount thereof.

1.2 Plurals and Gender. Whenever used in this Debenture, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender. The term "including" (and similar phrases) shall be deemed to mean "including, without limitation".

1.3 Numbering of Articles, etc. Unless otherwise stated, a reference herein to a numbered or lettered article, section, subsection, clause, sub-clause or schedule refers to the article, section, subsection, clause, sub-clause or schedule bearing that number or letter in this Debenture.

1.4 Day not a Business Day. In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be taken on the next Business Day following the day on which such action was to be taken. If the payment of any amount is deferred for any period, then such period shall be included for purposes of the computation of any interest payable hereunder.

1.5 Computation of Time Period. Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.6 Currency. All references to dollars or to "$" shall be references to Canadian dollars unless otherwise specified.

1.7 Securities Purchase Agreement. The Debentures have been issued pursuant to a securities purchase agreement between the Company and the Holder dated January 8, 2025 (the "Securities Purchase Agreement"), and are subject in all respects to the terms of the Securities Purchase Agreement. This Debenture incorporates the terms of the Securities Purchase Agreement and in the event of a conflict between the terms of this Debenture and the terms of the Securities Purchase Agreement, the terms of the Securities Purchase Agreement will govern.

1.8 Schedules. The Schedules annexed hereto will, for all purposes, form an integral part of this Debenture.

1.9 Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Debenture, together with all rules and regulations promulgated thereunder (including any instrument of each of Canada's provincial and territorial securities regulators and securities regulatory authorities), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

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ARTICLE 2
PROMISE TO PAY

2.1 Indebtedness. The Company, for value received, and in consideration of the premises contained herein hereby acknowledges itself indebted and promises and covenants to pay to [•], the registered holder of the Debenture (the "Holder"):

(a) the aggregate principal sum of $27,500,000 (the "Principal Sum") on January [•], 2030 (the "Maturity Date"), subject to the reduction of such Principal Sum from time to time upon the exercise of the conversion rights set out in Article 4 hereof, or on such earlier date as the Principal Sum may become due in accordance with the provisions hereof, at the principal office of the Company in Toronto, Ontario;

(b) interest on any monies owing by the Company to the Holder hereunder, as specifically calculated under Section 3.1; and

(c) all other monies, Additional Amounts, fees, costs, expenses, liabilities or other obligations, whether before or after maturity or default, which may be owing by the Company to the Holder pursuant to this Debenture or the Securities Purchase Agreement;

(collectively, the "Indebtedness").

2.2 Payment on Maturity. The Company shall pay in cash on the Maturity Date the outstanding Indebtedness owing to the Holder in full unless the Company has received from the Holder a Conversion Notice pursuant to Section 4.1 hereof. For greater certainty, the Company shall not be permitted to prepay any portion of the Principal prior to the Maturity Date other than with the prior written consent of the Holder.

2.3 Additional Amounts. Any payments made by or on behalf of the Company under or with respect to the Debenture will be made free and clear of and without withholding or deduction for or on account of any present or future Tax or other governmental charge, unless the Company or any other payor is required to withhold or deduct such Taxes by applicable law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Company is required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debenture (including for greater certainty, the delivery of Common Shares or other property in connection with the exercise of a conversion right or otherwise), then, with respect to Indemnified Taxes (including Other Taxes), the Company will pay to the Holder such additional amounts (the "Additional Amounts") as may be necessary so that the net amount received (including Additional Amounts) by the Holder after such withholding or deduction (including any withholding or deduction required to be made in respect of any Additional Amounts) will not be less than the amount the Holder would have received (including for greater certainty, the full amount of any Common Shares or other property to which the Holder is entitled under the Debenture in connection with the exercise of a conversion right, payment on Maturity or otherwise) if such Indemnified Taxes (including Other Taxes) had not been withheld or deducted. The Company will make all withholdings or deductions required by applicable law and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by applicable law and as soon as practicable thereafter will deliver to the Holder the original or certified copy of a receipt issued by such Governmental Authority evidencing such payment or other evidence of such payment reasonably satisfactory to the Holder. The Company shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law. To the extent that withholdings or deductions apply to any payment to be made to the Holder, if the Holder is entitled to an exemption from or reduction in the rate of any withholding Tax with respect to any payments hereunder, the Holder shall deliver to the Company, at the time or times reasonably requested by the Company and at the time or times prescribed by applicable law, such properly completed and executed documentation reasonably requested by the Company or prescribed by applicable law as will permit such payments to be made without withholding (including FATCA withholding, if applicable) or at a reduced rate of withholding. In addition, the Holder, if requested by the Company, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Company as will enable the Company to determine whether or not such Holder is subject to withholding, backup withholding or information reporting requirements, provided that no Holder shall be required to deliver any documentation pursuant to this Section 2.3 that such Holder is not legally able to deliver. Notwithstanding anything herein to the contrary, this Section 2.3 and the obligations thereunder will survive the repayment of this Debenture and the termination of this Debenture.

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2.4 Ownership Cap. Notwithstanding anything to the contrary contained herein, the Company shall not issue any Common Shares to the Holder, and any such issuance shall be null and void ab initio, to the extent that immediately prior to or following such issuance, the Holder, together with its Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder or in accordance with National Instrument 62-104 - Take Over Bids and Issuer Bids, in excess of 9.98% (as adjusted from time to time in accordance with the last sentence of this Section 2.4, the "Ownership Cap") of the Common Shares that would be issued and outstanding following such conversion. For purposes of calculating beneficial ownership for determining whether the Ownership Cap is or will be exceeded, the aggregate number of Common Shares held and/or beneficially owned by the Holder together with the Attribution Parties, shall include the number of Common Shares held and/or beneficially owned by the Holder together with the Attribution Parties plus the number of Common Shares issuable upon conversion of this Debenture with respect to which the determination is being made but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted Debenture held and/or beneficially owned by the Holder or the Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held and/or beneficially owned by such Holder or any Attribution Party (including, without limitation, any convertible notes, convertible shares or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 2.4, beneficial ownership of the Holder or the Attribution Parties shall, except as set forth in the immediately preceding sentence, be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder and in accordance with National Instrument 62-104 - Take Over Bids and Issuer Bids. For purposes of this Debenture, in determining the number of outstanding Common Shares, the Holder of this Debenture may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent annual information form, interim or annual management's discussion and analysis, material change report, Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with Canadian securities regulators or the commission, as the case may be, (2) a more recent public announcement by the Company, or (3) any other notice by the Company or the Company's transfer agent setting forth the number of Common Shares outstanding (such issued and outstanding shares, the "Reported Outstanding Share Number"). For any reason at any time, upon the written or oral request of the Holder, the Company shall within two Trading Days confirm orally and in writing or by electronic mail to the Holder the number of Common Shares then outstanding. The Holder shall disclose to the Company the number of Common Shares that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting a Conversion Notice for the relevant Debentures. If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding Common Shares is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of Common Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder's, together with the Attribution Parties', beneficial ownership, as determined pursuant to this Section 2.4, to exceed the Ownership Cap, the Holder must notify the Company of a reduced number of Debenture Shares to be purchased pursuant to such Conversion Notice (the number of shares by which such purchase is reduced, the "Reduction Shares") and (ii) as soon as reasonably practicable, the Company shall return to the Holder any Conversion Price paid by the Holder for the Reduction Shares. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Debenture, by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Ownership Cap to any other percentage not in excess of 19.98% specified in such notice; provided that any increase in the Ownership Cap will not be effective until the 61st day after such notice is delivered to the Company and shall not negatively affect any partial conversion effected prior to such change.

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2.5 Non-Transferable. Subject to compliance with applicable law, including securities law, this Debenture may be assigned or transferred by the Holder provided that, notwithstanding Section 2.3, the Company shall not be liable for any additional costs that may be associated or incurred in connection with the assignment or transfer to any person (other than the Company in accordance with the terms of this Debenture) including without limitation, any withholding Taxes, without any prior consent from the Company, provided the Holder shall provide such information regarding the transaction and the transferee as the Company may reasonably request.

2.6 Voluntary Redemption. Subject to compliance with applicable law, including securities law, all, but not less than all, of the Debenture may be redeemed at the option of the Company, at any time and from time to time after the third anniversary of the Issue Date upon not less than 30 days prior written notice to the Holder at a redemption price equal to 112% of the principal amount of the Debenture to be redeemed, plus all accrued and unpaid interest thereon up to and including the date of redemption, all of which shall be payable in cash.

ARTICLE 3
INTEREST

3.1 Calculation of Interest.

(a) The Principal Sum shall, subject to Section 3.1(b), bear interest both before and after maturity, default and judgment, from and including the Issue Date to the date of repayment in full, or conversion, at the Interest Rate per annum (based on a year of 360 days composed of twelve 30-day months), payable in cash or at the election of the Company (but subject to the Ownership Cap), in freely tradeable Common Shares at six month intervals. For greater certainty, interest payments (the "Interest Payments") will be due and payable on January [•] and July [•] of each year and on the Maturity Date (each, an "Interest Payment Date").

(b) Notwithstanding Section 3.1(a), the Principal Sum outstanding will bear interest from and after the occurrence of an Event of Default which is continuing at the Default Rate. For so long as an Event of Default has occurred and is continuing, such interest shall be calculated and be payable in cash semi-annually in arrears on each Interest Payment Date, with interest on overdue interest at the same rate, and compounded semi-annually until paid; provided, however, any accrued and unpaid interest in respect of the period prior to the Event of Default shall remain calculated at the interest rate specified under Section 3.1(a) but, after the Event of Default, the interest on such overdue interest shall be calculated at the Default Rate.

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(c) For purposes of the Interest Act (Canada), whenever any interest or fee under this Debenture is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (i) the applicable rate, (ii) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (iii) divided by the number of days based on which such rate is calculated.

(d) When interest is payable in Common Shares, the number of Common Shares to be issued shall be determined by the quotient obtained by dividing (x) by (y), where (x) is equal to the interest accrued on the Debenture from the Issue Date or the most recent Interest Payment Date, as applicable, to the applicable Interest Payment Date and (y) is equal to the Current Market Price, calculated up to the Interest Payment Date.

(e) As promptly as possible after the Interest Payment Date, if interest has been paid by Common Shares, the Company shall issue or cause to be issued a certificate, direct registration statement or entry into the CDS system in the name or names of the person or persons specified by the Holder for that number of Common Shares deliverable pursuant to the payment of interest on the applicable Interest Payment Date. Notwithstanding anything herein contained, the Company shall in no case be required to issue fractional Common Shares or to pay any cash adjustment in lieu of any fractional Common Share payable on any Interest Payment Date. Any fractions will be rounded down to the nearest whole number.

(f) If converted prior to the date that is 4 months and a day after the date hereof, the Holder acknowledges and agrees that a legend may be placed on the certificates, DRS Statements or CDS Position representing the Common Shares to the effect that the securities represented by such certificates, DRS Statements or CDS Position are subject to a hold period and may not be traded until the expiry of such hold period except as permitted by applicable securities legislation.

(g) The Company shall at all times while the Debenture remains outstanding, reserve and keep available out of its authorized but unissued share capital, for the purpose of effecting the payment of interest pursuant to this Debenture, such number of Common Shares as shall from time to time be sufficient to effect such payments, if applicable.

ARTICLE 4
CONVERSION OF DEBENTURE

4.1 Conversion.

(a) Subject to the Ownership Cap, the Holder may, at its election, upon surrender (either in person, by mail (postage prepaid) or other means of delivery) of this Debenture along with a completed notice of conversion in the form attached hereto as Schedule "A" (the "Conversion Notice") at the principal office of the Company in Toronto, Ontario at any time and from time to time following the Issue Date and prior to the close of business on the Maturity Date, convert all or portions of the outstanding Principal Sum from time to time (the "Conversion Date") at the Conversion Price ("Holder Conversion"), in increments of $1,000.00, unless there is less than $1,000.00 of the Principal Sum then outstanding (in which case the balance of the outstanding Principal Sum shall be convertible). The delivery of the Conversion Notice duly executed by the Holder and the surrender of this Debenture shall be deemed to constitute a valid and enforceable contract between the Holder and the Company whereby (i) the Holder subscribes for the number of Common Shares which the Holder shall be entitled to receive upon such Holder Conversion, (ii) the Holder releases the Company from all liability thereon or from all liability with respect to the portion of the Principal Sum converted, as the case may be, and (iii) the Company agrees that the surrender of this Debenture for Holder Conversion constitutes full payment of the subscription price for the Common Shares issuable on such Holder Conversion. To effect conversions hereunder, the Holder shall be required to physically surrender the Debenture to the Company.

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(b) As promptly as possible after receipt of the Conversion Notice and this Debenture, but subject to Section 4.5 hereof, the Company shall issue or cause to be issued a certificate, direct registration statement or entry into the CDS system in the name or names of the person or persons specified in the Conversion Notice for that number of Common Shares deliverable upon the Holder Conversion.

(c) If converted prior to the date that is 4 months and a day after the date hereof, the Holder acknowledges and agrees that a legend may be placed on the certificates, DRS Statements or CDS Position representing the Common Shares to the effect that the securities represented by such certificates, DRS Statements or CDS Position are subject to a hold period and may not be traded until the expiry of such hold period except as permitted by applicable securities legislation.

(d) The number of Conversion Shares issuable upon any conversion shall be determined by the quotient obtained by dividing (x) by (y) where (x) is equal to the aggregate amount of the outstanding Principal Sum to be converted as of the Conversion Date and (y) is the Conversion Price.

(e) Upon completion of the Holder Conversion, the rights of the Holder to receive, in respect of the amount hereof so converted, the portion of the Principal Sum so converted shall cease and the Holder or the other person or persons in whose name or names any Common Shares shall be issuable upon such Holder Conversion shall be deemed to have become on the Conversion Date the holder or holders of record of such Common Shares represented thereby.

(f) In the event that only a portion of the Principal Sum is subject to Holder Conversion, the Holder will be entitled to receive a replacement Debenture representing the Principal Sum not subject to Holder Conversion on the same terms and provisions contained herein.

4.2 Adjustment of Conversion Price.

(a) If and whenever the Company shall (i) subdivide or re-divide the outstanding Common Shares into a greater number of Common Shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares; (iii) issue any Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the Conversion Price on and at any time after the effective date of such subdivision, re-division, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend, as the case may be, shall be decreased, in the case of the events referred to in (i) and (iii) above, in the proportion which the number of Common Shares outstanding before such subdivision, re-division or dividend bears to the number of Common Shares outstanding after such subdivision, re-division or dividend, or shall be increased, in the case of the events referred to in (ii) above, in the proportion which the number of Common Shares outstanding before such reduction, combination, or consolidation bears to the number of Common Shares outstanding after such reduction, combination or consolidation. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date fixed for such stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.2(a) or Section 4.2(c).

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(b) In the case of any merger, amalgamation, arrangement or other form of business combination of the Company with or into another corporation or other entity resulting in a reclassification or redesignation of the Common Shares outstanding or a change, conversion or exchange of Common Shares into or for other shares or securities or the holders of Common Shares becoming entitled to receive shares or other securities of the other corporation or entity, the Holder shall be entitled to receive, and shall accept in lieu of the number of Common Shares to which it was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which the Holder would have been entitled to receive, on the effective date thereof, had it been the registered holder of the number of Common Shares to which it was theretofore entitled upon conversion. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Article 4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Article 4 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of any Debenture. Any such adjustments shall be made by and set forth in a supplemental certificate approved by the Directors and shall for all purposes be conclusively deemed to be an appropriate adjustment, after reasonable consultation with the Holder.

(c) If and whenever the Company shall issue or distribute to all or substantially all the holders of Common Shares (i) shares of the Company of any class; (ii) rights, options or warrants (that shall not have expired unexercised, unconverted or unexchanged at the time a Holder converts any Debenture, in whole or in part); (iii) evidences of indebtedness; or (iv) any other assets or securities and if such issuance or distribution does not result in an adjustment as provided for in Section 4.2(a) or Section 4.2(b) (any such events being herein called a "Special Distribution"), the Conversion Price shall be adjusted effective immediately before the record date at which the holders of Common Shares are determined for purposes of any such issuance or distribution by multiplying the Conversion Price in effect on such record date by a fraction (x) divided by (y), where (x) is the number of Common Shares outstanding on the record date multiplied by the Current Market Price on the record date, less the Fair Market Value of the Special Distribution, and (y) is the number of Common Shares outstanding on the record date multiplied by such Current Market Price. Such adjustment shall be made successively whenever such a record date is fixed.

(d) If the Company sets a record date for the issuance of Convertible Securities to all or substantially all holders of Common Shares, entitling them, for a period expiring not more than 45 days after the record date at a price per security (or having a conversion price per such security) less than the Conversion Price applicable as of such record date, then the Conversion Price will be adjusted downward effective immediately after the record date so that it will equal the price determined by multiplying the Conversion Price in effect on the record date by a fraction (x) divided by (y), where (x) is the number of Common Shares outstanding on the record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the Convertible Securities so offered) by the Current Market Price; and (y) is the number of Common Shares outstanding on the record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the Convertible Securities so offered are convertible). Such adjustment shall be made successively whenever such an issuance is made or a record date is fixed. To the extent that any such securities are not so issued or are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if the record date had not been fixed or the Conversion Price which would then be in effect based upon the number of Common Shares actually issued upon the exercise of such securities.

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(e) If the Company fixes a record date for the payment of a cash dividend or distribution to all or substantially all the holders of its outstanding Common Shares, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction (x) divided by (y) where (x) is the Current Market Price on such record date, less the amount in cash per Common Share of the dividend or distribution; and (y) is the Current Market Price on such record date. Such adjustment shall be made successively whenever such record date is fixed. To the extent that such a cash dividend or distribution is not made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed.

4.3 Conversion Rights Adjustment Rules.

The following rules and procedures are applicable to adjustments made pursuant to Section 4.2:

(a) any Common Shares owned by or held for the account of the Company, if any, will be deemed not to be outstanding for the purpose of any computation pursuant to Section 4.2;

(b) in any case where the application of Section 4.2 results in a decrease of the Conversion Price taking effect immediately after the record date for a specific event, if any portion of this Debenture is converted after that record date and prior to completion of the event, the Company may postpone the issuance to the Holder of the Common Shares or payment of cash to which the Holder is entitled by reason of the decrease of the Conversion Price, but such Common Shares will be so issued and delivered and such cash will be so paid and delivered, as applicable, to the Holder upon completion of that event with the number of such Common Shares or cash amount, as applicable calculated on the basis of the Conversion Price on the exercise date adjusted for completion of that event. The Company shall deliver to the Holder an appropriate instrument evidencing the Holder's right to receive such Common Shares or cash, as applicable;

(c) in case the Company after the date hereof shall take any action affecting its Common Shares, other than any action described in Section 4.2, which in the opinion of the Board, acting reasonably, would materially affect the conversion rights of the Holder, the Conversion Price shall be adjusted in such manner, at such time and by such action by the Directors, as they may determine, acting reasonably, to be equitable to the Holder and the Company in the circumstances, but subject in all cases to any necessary regulatory approval. The failure to take any such action by the directors so as to provide for an adjustment on or prior to the effective date or record date of any action by the Company affecting its Common Shares shall be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances;

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(d) the adjustments provided for in Section 4.2 are cumulative and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of Section 4.2 or this Section 4.3, no adjustment shall be made which would result in any increase in the Conversion Price (except upon a consolidation or combination of outstanding Common Shares);

(e) no adjustment in the Conversion Price will be made in respect of any event described in Section 4.2 if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had converted the entire Principal Sum of this Debenture immediately prior to the effective date or record date of such event, as applicable;

(f) no adjustment in the Conversion Price will be made pursuant to Section 4.2 in respect of the issue of Common Shares pursuant to:

(i) this Debenture or Convertible Securities existing as of the issue date of this Debenture; or

(ii) any stock option, purchase plan or other share compensation arrangement for officers, employees, directors or consultants of the Company outstanding or in existence as at the date hereof;

(g) if a dispute shall at any time arise with respect to adjustments of the Conversion Price or the number of Common Shares issuable upon the conversion of this Debenture, such disputes shall be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants accredited by the Canadian Public Accountability Board as may be selected by the Directors and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to Section 4.2 hereof and shall be binding upon the Company and the Holder;

(h) if any Common Shares to be issued upon the conversion of this Debenture hereunder require any filing with or registration with or approval of any governmental authority in Canada or compliance with any other requirement under any applicable laws of Canada or a province thereof before such Common Shares may be validly issued upon such conversion or traded by the person to whom they are issued pursuant to such conversion, the Company shall take all action as may be necessary to secure such filing, registration, approval or compliance, as the case may be;

(i) if the Company sets a record date to determine holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and will thereafter legally abandon its plans to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Conversion Price will be required by reason of the setting of such record date; and

(j) notwithstanding the foregoing, nothing in this Article 4 shall in any manner compromise or derogate from any rights the Holder may have to approve any transaction contemplated by this Article 4, whether in its capacity as a shareholder (if applicable), as a Holder of this Debenture or otherwise.

4.4 No Fractional Common Shares. Notwithstanding anything herein contained, the Company shall in no case be required to issue fractional Common Shares or to pay any cash adjustment in lieu of any fractional Common Share upon the conversion of this Debenture. Any fractions will be rounded down to the nearest whole number.

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4.5 Certificate as to Adjustment. The Company shall from time to time as soon as practicable after the occurrence of any event which requires an adjustment or re-adjustment in the Conversion Price as provided in Section 4.3, deliver a certificate of the Company to the Holder specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.6 Notice of Certain Matter. The Company shall give notice to the Holder, in the manner provided in Article 12, of its intention to undertake any event and/or fix a record date (if applicable) for any event described in Section 4.3 that may give rise to an adjustment in the Conversion Price not less than 30 days prior to the earlier of the record date (if applicable) or the effective date of such event, which notice shall include the material terms of such event.

4.7 Reservation of Common Shares. The Company shall at all times while the Debenture remains outstanding, reserve and keep available out of its authorized but unissued share capital, for the purpose of effecting the conversion of this Debenture, such number of Common Shares as shall from time to time be sufficient to effect such conversions.

4.8 Replacement of Debenture. If this Debenture becomes mutilated or lost, stolen or destroyed, the Company shall issue to the Holder a new Debenture upon surrender and cancellation of the mutilated Debenture, or, in the case of a lost, stolen or destroyed Debenture, upon the Holder furnishing to the Company such evidence of such loss, theft or destruction as will be satisfactory to the Company, acting reasonably, together with an indemnity in an amount and form satisfactory to the Company, acting reasonably. The Holder shall pay all reasonable out-of-pocket expenses incidental to the issuance of any such replacement Debenture.

ARTICLE 5

COVENANTS OF THE COMPANY

5.1 Payment Obligations. The Company shall duly and punctually pay all Indebtedness to the Holder promptly when owed by it hereunder.

5.2 Performance of Covenants. The Company shall promptly perform and satisfy all covenants and obligations to be performed by it under this Debenture at the times and places and in the manner provided for herein.

5.3 Maintain Corporate Existence. The Company shall maintain its corporate existence, and preserve its rights, powers, licenses and privileges which are necessary or material to the conduct of its business.

5.4 Maintain Books and Records. The Company shall keep accurate records and books of account in which complete entries will be made reflecting all financial transactions and prepare its financial statements in accordance with generally accepted accounting principles.

5.5 Payment of Taxes. The Company shall pay and discharge promptly all Taxes assessed or imposed upon it, its subsidiaries or their respective property as and when the same become due and payable, save and except where it contests in good faith the validity thereof by proper legal proceedings, and the Company shall file when due all Tax returns required to be filed by the Company and its subsidiaries.

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5.6 No Change to Constating Documents. The Company shall not amend its constating documents in any manner that would be prejudicial to the Holder.

5.7 Conduct of Business. The Company shall conduct its business in such a manner so as to: (i) comply in all material respects with all applicable law, (ii) so as to observe and perform in all respects all its obligations under leases, licences and agreements, and (iii) so as to preserve and protect its property and assets and the earnings, income and profits therefrom, except, in each case, where failure to do so would not reasonably be expected to have a Material Adverse Effect. The Corporation shall obtain and maintain, all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.8 Notice of Event of Default. The Company shall promptly, and in any event within five (5) Business Days after a responsible officer of the Company becoming aware, give notice to the Holder of the existence of any Event of Default.

5.9 Share Capital. The Company shall:

(a) cause the Common Shares issuable in connection with any Holder Conversion or Interest Payment to be duly issued and delivered in accordance with the terms hereof; and

(b) ensure that all Common Shares which shall be issued in connection with any Holder Conversion be issued as fully paid and non-assessable.

5.10 Regulatory Approvals. The Company shall use commercially reasonable efforts to forthwith obtain such regulatory approvals as may be necessary for the Common Shares issued in connection with any Holder Conversion and any Interest Payment to be approved for listing on the CSE.

5.11 Exchange Listing. The Company shall use commercially reasonable efforts to maintain the listing of the Common Shares on the CSE during the term of this Debenture.

5.12 Financial Reporting. The Company hereby covenants and agrees with the Holder that, until all credit obligations, which includes present and future indebtedness, liabilities and obligations of the Company to the Holder under the Debenture have been repaid in full and this Debenture has either been terminated or the entire Principal Sum of this Debenture has been fully (and not partially) converted into Common Shares at the option of the Holder in accordance with its terms, the Company shall furnish the Holder with the following documents, statements and reports (by email in pdf format):

(a) Quarterly Financial Statements. As soon as available but in no event later than the Securities Act (Ontario) or NI 51-102 would require such information to be filed on SEDAR+ for the first three fiscal quarters of each fiscal year of the Company, the unaudited balance sheet of the Company as of the close of such fiscal quarter and unaudited statements of income and expense and changes in financial position from the beginning of the then-current fiscal year to the close of such fiscal quarter, prepared in accordance with IFRS (subject to normal year-end audit adjustments) (including principles of consolidation where appropriate) in each case applied on a basis consistent with those used in the preparation of the latest financial statements furnished by the Company.

(b) Annual Financial Statements. As soon as available but in no event later than the Securities Act (Ontario) or NI 51-102 would require such information to be filed on SEDAR+ for the fiscal year of the Company, financial statements of the Company consisting of a balance sheet as of the end of such fiscal year and a statement of income and expense and changes in financial position for such fiscal year (including any footnotes thereto), prepared in accordance with IFRS (and including principles of consolidation where appropriate) in each case applied on a basis consistent with those used in the preparation of the latest financial statements furnished by the Company and certified by such independent chartered professional accountants of recognized international standing.

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(c) Delivery. All reports and financial information required to be delivered under clauses (i) and (ii) shall be deemed to be delivered if the Company files or furnishes such report or information in accordance with Canadian securities laws with SEDAR+.

(d) Compliance Certificate. All financial information delivered (or deemed delivered) under clauses (i) and (ii) shall be accompanied by a certificate of a senior officer of the Company certifying that no default or Event of Default has occurred and is continuing as of the date of such delivery or deemed delivery.

(e) Other Information. The Holder from time to time may request any other reasonable information concerning the Company (or any Subsidiary of the Company), with such information to be provided as promptly as reasonably possible.

5.13 Use of Proceeds. The funds advanced under this Debenture shall be used by the Company for general working capital purposes.

5.14 Reporting Issuer. The Company shall use its commercially reasonable efforts to maintain its status as a "reporting issuer" in each applicable jurisdiction and the Company shall comply with all applicable securities legislation, provided that the covenant to remain a "reporting issuer" shall not apply to any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares.

5.15 Corporate Existence. The Company hereby covenants and agrees with the Holder that, until all credit obligations, which includes present and future indebtedness, liabilities and obligations of the Company to the Holder under the Debenture have been repaid in full and this Debenture has either been terminated or the entire Principal Sum of this Debenture has been fully (and not partially) converted into Common Shares at the option of the Holder in accordance with its terms, the Company shall not take part in any consolidation, plan of arrangement, amalgamation, merger, winding-up, dissolution, capital or corporate reorganization or similar proceeding or arrangement, unless: (i) the corporation formed by or surviving any such proceeding or arrangement is a corporation incorporated under the original jurisdiction of formation or the laws of Canada or any province thereof (such corporation being herein referred to as the "Successor Entity"); (ii) the Successor Entity is of comparable or better creditworthiness relative to the Company; (iii) the Successor Entity expressly assumes all the credit obligations as stated in this section pursuant to an instrument in form and substance satisfactory to the Holder, acting reasonably; (iv) no default or Event of Default is then existing or would result from the consummation of such proceeding or arrangement; (v) the provisions of Article 4, as applicable, have been complied with; and (vi) the Successor Entity delivers to the Holder an officer's certificate, in form and substance reasonably satisfactory to the Holder, acting reasonably, with respect to the instrument delivered pursuant to clause (iii) above.

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ARTICLE 6
DEFAULT

6.1 Acceleration of Maturity on Default. Upon the happening of any one or more of the following events (herein referred to as "Events of Default") namely:

(a) if the Company does not pay when due the Indebtedness or other amount payable by it under this Debenture at the place and in the currency in which such amount is expressed to be payable;

(b) the Company fails to issue the Common Shares in respect of any duly completed Holder Conversion, if such failure continues for a period of ten (10) Business Days from the Conversion Date;

(c) if the Company fails to observe or defaults under any covenant or agreement of the Company set out in this Debenture or the Securities Purchase Agreement or any representation or warranty made by the Company in the Securities Purchase Agreement proves to be untrue in any material respect;

(d) if all or substantially all of the assets of the Company used to carry on its business are lost or destroyed;

(e) any event occurs or series of events occur which individually or together has a Material Adverse Effect;

(f) if the Company makes a general assignment for the benefit of creditors; or any proceeding is instituted by it seeking relief as debtor, or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts or for an order for similar relief under any law relating to bankruptcy, insolvency, reorganization or relief of debtors (including under any statutes relating to the incorporation of companies) or seeking appointment of a receiver or trustee, or other similar official for it or for any substantial part of its properties or assets; or any corporate or partnership action is taken to authorize any of the actions referred to in this Subsection 6.1(f);

(g) if any proceedings are instituted against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts or an order for similar relief under any law relating to bankruptcy, insolvency, reorganization or relief of debtors (including under any statutes relating to the incorporation of companies) or seeking appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties or assets;

(h) if any proceedings with respect to the Company are commenced under the Companies' Creditors Arrangement Act (Canada); or

(i) if the Company takes any corporate proceedings for its dissolution, liquidation or if the corporate existence of the Company shall be terminated by expiration, forfeiture or otherwise, or if the Company ceases or threatens to cease, to carry on all or a substantial part of its business;

then in each and every such event, the amount of the Indebtedness shall forthwith become immediately due and payable to the Holder, anything herein contained to the contrary notwithstanding, and the Company shall forthwith pay to the Holder the amount of the Indebtedness and all other monies payable under the provisions hereof from the date of the said Event of Default until payment is received by the Holder, and any monies so received by the Holder shall be applied first to amounts other than interest and the Principal Sum, second to interest, and third to the Principal Sum.

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6.2 Waiver of Company's Rights. To the full extent that it may lawfully do so, the Company for itself and its successors and assigns hereby waives and disclaims any benefit of, and shall not have or assert any right under, any statute or rule of law pertaining to the marshalling of assets, discussion, division or other matter whatever, to defeat, reduce or affect the rights of the Holder under the terms of this Debenture. Without limiting the generality of the foregoing, the Company waives every defence based upon any or all indulgences that may be granted by the Holder. Presentment, notice of dishonour, protest and notice of protest hereof are hereby waived.

ARTICLE 7

U.S. RESTRICTIONS

7.1 U.S. Registration. This Debenture and the Common Shares issuable upon conversion hereof have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. This Debenture and the underlying Common Shares may only be offered and sold to a U.S. Person or a person in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

7.2 U.S. Restrictions on Transfer. This Debenture and the Common Shares issuable upon conversion hereof may only be transferred by the U.S. Holder pursuant to the restrictions on transfer described in Exhibit "A" to the Securities Purchase Agreement, as applicable to the U.S. Holder.

ARTICLE 8
WAIVER

8.1 Waiver. The Holder may waive any breach of any of the provisions contained in this Debenture or any default by the Company in the observance or performance of any covenant, condition or obligation required to be observed or performed by it under the terms of this Debenture. No waiver, consent, act or omission by the Holder shall extend to or be taken in any manner whatsoever to affect any other or subsequent breach or default or the rights resulting therefrom and no waiver or consent by the Holder shall bind the Holder unless it is in writing. The inspection or approval by the Holder of any document or matter or thing done by the Company shall not be deemed to be a warranty or holding out of the adequacy, effectiveness, validity or binding effect of such document, matter or thing or a waiver of the Company's obligations.

ARTICLE 9

OTHER RIGHTS OF THE HOLDER

9.1 Rights of Set-Off. The Company acknowledges and agrees that the Indebtedness and the other obligations hereunder shall be paid, satisfied and discharged to the Holder without regard to such dealings as may from time to time occur as between any one or more of the Holder, the Company and any other person and without regard to such equities or rights of set-off or counterclaim which may from time to time exist between any one or more of the Holder, the Company or any other person, and that the Indebtedness and other obligations hereof shall be paid without regard to any equities between the Company and the Holder hereof or any set-off or cross-claims and the receipt of the Holder for the payment of the Indebtedness will be a good discharge to the Company in respect thereof.

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9.2 No Merger. Neither the taking of any judgement nor the exercise of any rights hereunder shall operate to extinguish the obligation of the Company to pay the monies owing under this Debenture and shall not operate as a merger of any covenant in this Debenture, and the acceptance of any payment shall not constitute or create a novation, and the taking of a judgement or judgements under a covenant herein contained shall not operate as a merger of those covenants and affect the Holder's right to interest under this Debenture.

ARTICLE 10

ADMINISTRATIVE PROVISIONS

10.1 Registered Holders. The person in whose name this Debenture shall be registered shall be deemed and regarded as the owner and holder hereof for all purposes, and the payment to and/or receipt of any Holder for any Indebtedness shall be a good discharge of the Company for the same, and the Company shall not be bound to enter in the register notice of any trust or to enquire into the title of any Holder or to recognize any trust or equity affecting the title hereof save as ordered by some court of competent jurisdiction or as required by statute.

ARTICLE 11

MISCELLANEOUS

11.1Consent. Where a provision of this Debenture requires an approval or consent by a party to this Debenture and written notification of such approval or consent is not delivered within the applicable time in accordance with this Debenture, then the party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

11.2 Holder May Remedy Default. If the Company fails to do anything hereby required to be done by it, the Holder may, but will not be obliged to, do such thing and all reasonable sums thereby expended by the Holder shall be payable forthwith by the Company, but no such performance by the Holder shall be deemed to relieve the Company from any default hereunder.

11.3 Adjustment of Interest. Notwithstanding any provision to the contrary contained in this Debenture, in no event will the aggregate "interest" (as defined in Section 347 of the Criminal Code (Canada)) payable under this Debenture exceed the effective annual rate of interest on the "credit advanced" (as defined in that Section) under this Debenture lawfully permitted under that Section and, if any payment, collection or demand pursuant to this Debenture in respect of "interest" (as defined in that Section) is determined to be contrary to the provision of that Section, such payment, collection or demand will be deemed to have been made by mutual mistake of the Company and the Holder and the amount of such payment or collection will be refunded to the Company; for purposes of this Debenture the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of this Debenture on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Holder shall be conclusive for the purposes of such determination, in the absence of evidence to the contrary.

11.4 Indemnification. The Company agrees to indemnify the Holder from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits and reasonable costs, expenses or disbursements (except by reason of the fraud, wilful misconduct or gross negligence of the Holder or any of its employees or a material breach by the Holder of any of its covenants contained herein) which may be imposed on, incurred by, or asserted against the Holder in connection with this Debenture and arising by reason of a breach of any representation and warranty of the Company contained in this Debenture, any action (including any action referred to herein) or inaction or omission to do any act legally required of the Company under this Debenture. In addition to the foregoing, the Company agrees to reimburse the Holder for all reasonable and documented legal or other expense incurred in connection with investigating, defending or participating in any action or other proceeding relating to any such losses or liabilities. Notwithstanding anything to the contrary contained herein, nothing in this provision shall be construed to limit or reduce the Company's obligations under Section 6.1.

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11.5 Remedies. The parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Debenture and any such breach could cause the non- breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Debenture by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Debenture but will be in addition to all other remedies available at law or equity to each of the parties.

11.6 Expenses. Except as otherwise expressly provided herein or in the Securities Purchase Agreement, each party to this Debenture shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Debenture and all documents and instruments executed or delivered pursuant to this Debenture.

11.7 Public Notice. All public notices to third parties and all other publicity concerning the matters contemplated by this Debenture shall be jointly planned and coordinated by the Company and the Holder, each acting reasonably, and neither the Company nor the Holder shall act unilaterally in this regard without the prior written approval of the other party, except to the extent that the party making such notice is required to do so by applicable laws in circumstances where prior consultation with the other party is not practicable, provided concurrent notice to the other party is provided. Notwithstanding the foregoing, the Company may comply with its obligations under applicable securities laws without such consultation or approval where required.

11.8 Amendment. This Debenture may not be amended other than as agreed upon in writing between the Company and the Holder.

11.9 Assignment. Except in compliance with Section 5.15, the Company may not assign any rights and benefits or obligations under this Debenture without the prior written consent of the Holder.

11.10 Governing Law. This Debenture shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. The Company hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario.

11.11 Severability. If any provision in this Debenture is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Debenture shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Debenture so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

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11.12 Headings. The headings of the articles, sections, subsections and clauses of this Debenture have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Debenture.

11.13 Binding Effect. This Debenture and all of its provisions shall enure to the benefit of the Holder, its successors and assigns, and shall be binding upon the Company and its successors and permitted assigns. The expression the "Holder" as used herein shall include the Holder's assigns whether immediate or derivative.

11.14 Confidentiality. The Company shall not, and shall use its reasonable best efforts to ensure that its representatives will not, disclose the identity of the Holder to any third party, or otherwise identify the Holder as an investor in the Company, including in any public disclosure documents, regulatory filings, public statements, press releases and investor presentations, except (i) with the consent of the Holder, (ii) to the extent required to ensure compliance with applicable laws, including the filing of a Form 45-106F1 in connection with the issuance of the Debenture to the Holder, or (iii) to the Company's representatives on an as-needed basis; provided that such representatives are subject to confidentiality obligations at least as stringent as those applicable to the Company herein. The Company agrees to advise each of its representatives as to the confidential nature of the investment by the Holder and the holding by the Holder of securities of the Company. This covenant shall survive until the Holder no longer, directly or indirectly, owns the Debenture and/or the Common Shares.

ARTICLE 12
NOTICE

12.1 Notices. Any notice required or permitted to be given under any of this Debenture or any tender or delivery of documents may be given by personal delivery or by facsimile or electronic transmission to the parties at the following addresses:

(a) to the Holder at:

Address:   _______________________________________________________________________________

                                _______________________________________________________________________________

              Attention:
Email:        _______________________________________________________________________________

(b) to the Company at:

Sol Strategies Inc.

217 Queen Street West, Suite 401

Toronto, ON M5V 0R2

Attention: Leah Wald

Email: [Redacted - Contact Information]

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Any notice or delivery shall be given as herein provided or to such other addresses or email or telecopier number or in care of such other person as a party may from time to time advise by notice in writing as aforesaid. The date of receipt of such notice or delivery shall be the date of actual delivery to the address specified if delivered or the date of actual transmission to the email or telecopier number if emailed or telecopied, unless such date is not a Business Day, in which event the date of receipt shall be the next Business Day immediately following the date of such delivery or transmission.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Company has duly executed this Debenture as of the date first above by its duly authorized officer.

Per:    _____________________________________________
           Name: Leah Wald
           Title: Chief Executive Officer

SCHEDULE "A"

CONVERSION NOTICE

TO: Sol Strategies Inc. (the "Company")

The undersigned registered holder of the convertible debenture dated January [•], 2025 (the "Debenture"), given by the Company, hereby subscribes for Common Shares, on the terms specified in the Debenture, to the extent of $____________ of Principal Sum. The Debenture is hereby tendered to the Company and will, upon due issuance of the Common Shares aforesaid and, if required, any replacement Debenture for any portion of the Debenture not converted, be null and void.

The Common Shares subscribed for will be issued as set forth below and will be mailed or delivered to the address set forth below.

If the Debentures are being converted by, or for the account or benefit of a U.S. Person or a person in the United States, the undersigned represents, warrants and certifies as follows (one only) of the following must be checked):

❏ A. The undersigned has not been solicited to convert the Debentures by any person, or if the undersigned has been solicited to convert the Debentures, the undersigned has confirmed that no commission or remuneration has been or will be paid or given, directly or indirectly, for soliciting such conversion, and the undersigned acknowledges that the Company is relying on the registration exemption provided by section 3(a)(9) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), to issue the Common Shares; OR

❏ B. The undersigned has delivered to the Company and the Company an opinion of counsel reasonably satisfactory to the Company to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. (Note: If this box is to be checked, holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with conversion will be satisfactory in form and substance to the Company.)

❏ If the undersigned has checked Box A or B, and the undersigned has determined with the benefit of legal advice that the restrictions on transfer contained in the Debenture and the U.S. Legend are not required to be imposed on the beneficial interest of the undersigned in order to maintain compliance with the U.S. Securities Act, the undersigned has caused to be delivered to the Company, at the request of the Company, an opinion of counsel of recognised standing, in form and substance reasonably satisfactory to the Company, to the foregoing effect.

Capitalized terms not defined in this Conversion Notice have the meanings ascribed to them in the Debenture.

[Remainder of this page intentionally left blank]

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DATED this________day of_____________, 20_.

If subscriber is an individual:

Witness	Signature of Subscriber

Print below the name and address in full of the person in whose name the Common Shares subscribed for are to be issued. If the Common Shares subscribed for are to be issued to more than one person, similar information must be provided for each person, as well as the number of Common Shares to be issued to each. (If any of the Common Shares are to be issued to a person or persons other than the Holder of the Debenture, the Holder must pay to the Company all requisite taxes.)

Name
Address

Social Insurance Number	Postal Code

EXHIBIT "C"
(see attached)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DATE HEREOF.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SOL STRATEGIES INC. (THE "COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE OF THE UNITED STATES IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN ACCORDANCE WITH (1) (I) RULE 144A OR (II) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (D)(1)(II) OR (D)(2) ABOVE OR IF OTHERWISE REQUIRED BY THE ISSUER, AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER, IS PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON WITHIN THE UNITED STATES UNLESS THE WARRANTS AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. AS USED HEREIN, THE TERMS 'UNITED STATES' AND 'U.S. PERSON' HAVE THE MEANINGS ASSIGNED TO THEM IN REGULATIONS UNDER THE U.S. SECURITIES ACT.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON JANUARY [•], 2030, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

WARRANTS TO PURCHASE COMMON SHARES OF

SOL STRATEGIES INC.

Number - W2025-001	Number of warrants represented by this
certificate: 11,000,000

THIS CERTIFIES THAT, for value received, [•] (the "Holder"), being the registered holder of such number of common share purchase warrants (collectively, the "Warrants") as set out above, is entitled, at any time prior to the Expiry Time (as defined below) to subscribe for and purchase, in respect of each Warrant held, one fully-paid and non-assessable common share ("Common Share") of Sol Strategies Inc. (the "Corporation") at a price of $2.50 (such amount hereinafter, the "Exercise Price"), subject to adjustment as set out herein, by surrendering to the Corporation at its principal office, 217 Queen St W #401, Toronto, ON M5V 0R2, this Warrant certificate (the "Warrant Certificate"), with a completed and executed subscription form in the form attached hereto, and payment in full for the Common Shares being purchased, which payment shall be made by certified cheque or such other means acceptable to the Corporation in same day freely transferable funds at par in Toronto.

The Corporation shall treat the Holder as the absolute owner of these Warrants for all purposes and the Corporation shall not be affected by any notice or knowledge to the contrary. The Holder shall be entitled to the rights evidenced by this Warrant Certificate free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder and all persons may act accordingly and the receipt by the Holder of the Common Shares issuable upon exercise hereof shall be a good discharge to the Corporation and the Corporation shall not be bound to inquire into the title of any such Holder.

1. Definitions: In this Warrant Certificate, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings namely:

(a) "Attribution Parties" means, collectively, the following persons: (i) any direct or indirect affiliates of the Holder, (ii) any person acting or who could be deemed to be acting as a Section 13(d) "group" together with the Holder or any Attribution Parties, and (iii) any other persons whose beneficial ownership of the Common Shares would or could be aggregated with the Holder's and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act or who is "acting jointly or in concert" with the Holder, as such term is described in National Instrument 62-104 - Take Over Bids and Issuer Bids;

(b) "Business Day" means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions are closed in Toronto, Ontario;

(c) "Common Shares" means the common shares in the capital of the Corporation as such shares are constituted on the date hereof, as the same may be reorganized, reclassified or otherwise changed pursuant to any of the events set out in Section 11 hereof;

(d) "Convertible Securities" means any agreement, option, warrant, note, instrument, right, unit or other security or conversion privilege issued or granted by the Corporation or any of its affiliates that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire Common Shares, including pursuant to one or more multiple exercises, conversions and/or exchanges;

(e) "Corporation" means Sol Strategies Inc., a company incorporated under the laws of the Province of Ontario and its successors and assigns;

(f) "Current Market Price" at any date, means the volume weighted average trading price per Common Share at which the Common Shares have traded on the Canadian Securities Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange or market on which such shares are listed as may be selected for such purposes by the Directors, or, if the Common Shares are not listed on any stock exchange or market, then on the over-the-counter market, for any 20 consecutive Trading Days selected by the Corporation on the Trading Day before such date, or if such Common Shares are not listed on any exchange or market or quoted on any over-the-counter market, the current market price shall be as determined by such firm of independent chartered accountants as may be selected by the Directors; and the weighted average price per share shall be determined by dividing the aggregate sale price of all Common Shares traded on such stock exchange or market, as the case may be, during such 20 consecutive Trading Days by the total number of Common Shares so traded;

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(g) "Directors" means the members of the board of directors of the Corporation at the applicable time;

(h) "Exchange Act" means the Securities Exchange Act of 1934, as amended;

(i) "Exercise Price" means $2.50 per Common Share, subject to adjustment in accordance with Section 11 hereof;

(j) "Expiry Day" means January [•], 2030;

(k) "Expiry Time" means 5:00 p.m., Toronto time, on the Expiry Day;

(1) "Fair Market Value" means the fair market value as determined by the Directors, acting reasonably; provided that if a dispute arises with respect to Fair Market Value, such dispute will be conclusively determined by such firm of independent chartered professional accountants as may be selected by the Directors and acceptable to the Holder, acting reasonably, and any such determination will be binding upon the Holder and the Company;

(m) "Holder" means the holder set forth on the first page hereof;

(n) "person" means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof or any other entity whatsoever;

(o) "Trading Day" with respect to a stock exchange, market or over-the-counter market means a day on which such stock exchange or over-the-counter market is open for business;

(p) "U.S. Holder" means a Holder who is a person in the United States or a U.S. Person, or was offered the Debentures, or executed or delivered the agreement to purchase the Warrants, in the United States, or was in the United States at the time the purchaser's buy order originated, or is purchasing or holding the Warrants for the account of or benefit of a U.S. Person or a person in the United States, or is otherwise subject to the securities laws of the United States;

(q) "U.S. Person" means a "U.S. person" defined in Rule 902 of Regulation S under the Securities Act;

(r) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(s) "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and

(t) "Warrants" shall have the meaning set forth on the face page hereof.

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2.          Expiry Time: At the Expiry Time, all rights under the Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided for shall not theretofore have been exercised, shall expire and be of no further force and effect.

3.           Exercise Procedure:

(a) The Holder may exercise the right to subscribe for and purchase the number of Common Shares herein provided for by delivering to the Corporation prior to the Expiry Time at its principal office this Warrant Certificate, with the subscription form attached hereto duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Corporation, together with a certified cheque (or such other method of payment acceptable to the Corporation) payable to or to the order of the Corporation in an amount equal to the aggregate Exercise Price in respect of the Warrants so exercised. Any Warrant Certificate so surrendered shall be deemed to be surrendered only upon delivery thereof to the Corporation at its principal office set forth herein (or to such other address as the Corporation may notify the Holder).

(b) Upon such delivery as aforesaid, the Corporation shall cause to be issued to the Holder hereof the Common Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Warrant Certificate and the Holder hereof shall become a shareholder of the Corporation in respect of the Common Shares subscribed for with effect from the date of such delivery and shall be entitled to delivery of a certificate evidencing the Common Shares and the Corporation shall cause such certificate or certificates to be mailed to the Holder hereof at the address or addresses specified in such subscription as soon as practicable, and in any event within five Business Days of such delivery.

(c) This Warrant and the Common Shares to be issued upon its exercise have not been registered under the U.S. Securities Act or the securities laws of any state of the United States. This Warrant may not be exercised in the United States or by or on behalf of any U.S. Person or person in the United States, directly or indirectly, unless (i) the common shares are registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available.

(d) In the event that any Warrants are exercised before May [•], 2025, the certificate(s) representing the Common Shares issued upon such exercise shall bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MAY [x] 2025."

provided that, if at any time, in the opinion of counsel to the Corporation, such legends are no longer necessary or advisable under any such securities laws, or the holder of any such legended certificate, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend.

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(e) Issuance and delivery of Common Shares upon exercise of this Warrant Certificate shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation.

(f) Notwithstanding anything to the contrary contained herein, the Corporation shall not effect the exercise of any Warrants, and the Holder shall not have the right to exercise any Warrants, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the Holder, together with its Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder or in accordance with National Instrument 62-104 - Take Over Bids and Issuer Bids, in excess of 9.98% (the "Maximum Percentage") of the Common Shares that would be issued and outstanding following such exercise. For purposes of calculating beneficial ownership for determining whether the Maximum Percentage is or will be exceeded, the aggregate number of Common Shares held and/or beneficially owned by the Holder together with the Attribution Parties, shall include the number of Common Shares held and/or beneficially owned by the Holder together with the Attribution Parties plus the number of Common Shares issuable upon exercise of the relevant Warrant with respect to which the determination is being made but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, unexercised Warrant held and/or beneficially owned by the Holder or the Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation held and/or beneficially owned by such Holder or any Attribution Party (including, without limitation, any convertible notes, convertible shares or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 3(e), beneficial ownership of the Holder or the Attribution Parties shall, except as set forth in the immediately preceding sentence, be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder and in accordance with National Instrument 62-104 - Take Over Bids and Issuer Bids. For purposes of these Warrants, in determining the number of outstanding Common Shares, a Holder of the Warrants may rely on the number of outstanding Common Shares as reflected in (1) the Corporation's most recent annual information form, interim or annual management's discussion and analysis, material change report, Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with Canadian securities regulators or the Commission, as the case may be, (2) a more recent public announcement by the Company, or (3) any other notice by the Company or the Company's transfer agent setting forth the number of Common Shares outstanding (such issued and outstanding shares, the "Reported Outstanding Share Number"). For any reason at any time, upon the written or oral request of the Holder, the Corporation shall within two Trading Days confirm orally and in writing or by electronic mail to the Holder the number of Common Shares then outstanding. The Holder shall disclose to the Corporation the number of Common Shares that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting an exercise notice for the relevant Warrants. If the Corporation receives an exercise notice from the Holder at a time when the actual number of outstanding Common Shares is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of Common Shares then outstanding and, to the extent that such exercise notice would otherwise cause the Holder's, together with the Attribution Parties', beneficial ownership, as determined pursuant to this Section 3(e), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the "Reduction Shares") and (ii) as soon as reasonably practicable, the Corporation shall return to the Holder any Exercise Price paid by the Holder for the Reduction Shares. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including these Warrants, by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. By written notice to the Corporation, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.98% specified in such notice; provided that (i) any increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Corporation and shall not negatively affect any partial exercise effected prior to such change.

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4. Partial Exercise: The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Warrant Certificate. In the event of any such subscription prior to the Expiry Time, the Holder shall in addition be entitled to receive, without charge, a new Warrant Certificate in respect of the balance of the Common Shares which the Holder was entitled to subscribe for pursuant to this Warrant Certificate and which were then not purchased.

5. No Fractional Shares: Notwithstanding any adjustments provided for in Section 11 hereof or otherwise, the Corporation shall not be required upon the exercise of any Warrants to issue fractional Common Shares in satisfaction of its obligations hereunder and, in any such case, the number of Common Shares issuable upon the exercise of any Warrants shall be rounded down to the nearest whole number. To the extent that the Holder would be entitled to purchase a fraction of a Common Share, such right may be exercised in respect of such fraction only in combination with other rights which in the aggregate entitle the Holder to purchase a whole number of Common Shares.

6. Exchange of Warrant Certificates: This Warrant Certificate may be exchanged for Warrant Certificates representing in the aggregate the same number of Warrants and entitling the Holder thereof to subscribe for and purchase an equal aggregate number of Common Shares at the same Exercise Price and on the same terms as this Warrant Certificate (with or without legends as may be appropriate).

7. Transfer of Warrants: Subject to applicable law, the Holder may transfer the within Warrants by delivering to the Corporation prior to the Expiry Time at its principal office this Warrant Certificate with the transfer form attached hereto duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Corporation. If less than all Warrants represented by this Warrant Certificate are transferred, the Holder shall be entitled to receive a new Warrant Certificate in respect of the number of Warrants which have not been transferred. Notwithstanding the foregoing, the Corporation may refuse to permit the transfer of any Warrant if such transfer would constitute a violation of the securities laws of any jurisdiction. Subject to the foregoing, the Corporation shall issue and mail as soon as practicable, and in any event within five Business Days of such delivery, a new Warrant Certificate (with or without legends as may be appropriate) registered in the name of the transferee or as the transferee may direct and shall take all other necessary actions to effect the transfer as directed.

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8. Not a Shareholder: Nothing in this Warrant Certificate or in the holding of a Warrant evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Corporation.

9. No Obligation to Purchase: Nothing herein contained or done pursuant hereto shall obligate the Holder to subscribe for or the Corporation to issue any shares except those shares in respect of which the Holder shall have exercised its right to purchase hereunder in the manner provided herein.

10. Covenants:

The Corporation covenants and agrees that so long as any Warrants evidenced hereby remain outstanding:

(a) The Corporation shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase herein provided for, it will cause the Common Shares subscribed for and purchased in the manner herein provided to be issued and delivered as directed and such Common Shares shall be issued as fully paid and non-assessable Common Shares and free from all taxes, liens and charges with respect to the issue thereof and the holders thereof shall not be liable to the Corporation or to its creditors in respect thereof.

(b) The Corporation will at all times while any Warrants are outstanding preserve and maintain its corporate existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, will keep or cause to be kept proper books of account in accordance with applicable law.

(c) The Corporation will at all times while any Warrants are outstanding use commercially reasonable efforts to maintain the listing of the Common Shares on the CSE or such other recognized exchange on which the Common Shares may be listed at the time of exercise of the Warrants, subject to the exception provided in Section 13 hereof.

(d) The Corporation shall use commercially reasonable efforts to maintain its status as a reporting issuer not in default in the Provinces of Canada in which it was a reporting issuer on the date of issuance of this Warrant Certificate.

11. Adjustments:

(a) The rights of the holder of the Warrants evidenced hereby, including the number of Common Shares issuable upon the exercise thereof, will be adjusted from time to time in the events and in the manner provided in, and in accordance with the provisions of, this Section 11.

(b) If and whenever the Corporation shall (i) subdivide or re-divide the outstanding Common Shares into a greater number of Common Shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares; (iii) issue any Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the Exercise Price on and at any time after the effective date of such subdivision, re-division, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend, as the case may be, shall be decreased, in the case of the events referred to in (i) and (iii) above, in the proportion which the number of Common Shares outstanding before such subdivision, re-division or dividend bears to the number of Common Shares outstanding after such subdivision, re-division or dividend, or shall be increased, in the case of the events referred to in (ii) above, in the proportion which the number of Common Shares outstanding before such reduction, combination, or consolidation bears to the number of Common Shares outstanding after such reduction, combination or consolidation. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date fixed for such stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 11(b).

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(c) In the case of any merger, amalgamation, arrangement or other form of business combination of the Corporation with or into another corporation or other entity resulting in a reclassification or redesignation of the Common Shares outstanding or a change, conversion or exchange of Common Shares into or for other shares or securities or the holders of Common Shares becoming entitled to receive shares or other securities of the other corporation or entity, the Holder shall be entitled to receive, and shall accept in lieu of the number of Common Shares to which it was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which the Holder would have been entitled to receive, on the effective date thereof, had it been the registered holder of the number of Common Shares to which it was theretofore entitled upon conversion. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 11 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 11 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of any Warrants. Any such adjustments shall be made by and set forth in a supplemental certificate approved by the Directors and shall for all purposes be conclusively deemed to be an appropriate adjustment, after reasonable consultation with the Holder.

(d) If and whenever the Corporation shall issue or distribute to all or substantially all the holders of Common Shares (i) shares of the Corporation of any class; (ii) rights, options or warrants (that shall not have expired unexercised, unconverted or unexchanged at the time a Holder exercises any Warrants); (iii) evidences of indebtedness; or (iv) any other assets or securities and if such issuance or distribution does not result in an adjustment as provided for in Section 11(b) or Section 11(c) (any such events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately before the record date at which the holders of Common Shares are determined for purposes of any such issuance or distribution by multiplying the Exercise Price in effect on such record date by a fraction (x) divided by (y), where (x) is the number of Common Shares outstanding on the record date multiplied by the Current Market Price on the record date, less the Fair Market Value of the Special Distribution, and (y) is the number of Common Shares outstanding on the record date multiplied by such Current Market Price. Such adjustment shall be made successively whenever such a record date is fixed.

(e) If the Corporation sets a record date for the issuance of Convertible Securities to all or substantially all holders of Common Shares, entitling them, for a period expiring not more than 45 days after the record date at a price per security (or having a conversion price per such security) which is less than 95% of the Current Market Price as of such record date, then the Exercise Price will be adjusted downward effective immediately after the record date so that it will equal the price determined by multiplying the Exercise Price in effect on the record date by a fraction (x) divided by (y), where (x) is the number of Common Shares outstanding on the record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the Convertible Securities so offered) by the Current Market Price; and (y) is the number of Common Shares outstanding on the record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the Convertible Securities so offered are convertible). Such adjustment shall be made successively whenever such an issuance is made or a record date is fixed. To the extent that any such securities are not so issued or are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if the record date had not been fixed or the Exercise Price which would then be in effect based upon the number of Common Shares actually issued upon the exercise of such securities.

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(f) If the Corporation fixes a record date for the payment of a cash dividend or distribution to all or substantially all the holders of its outstanding Common Shares, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction (x) divided by (y) where (x) is the Current Market Price on such record date, less the amount in cash per Common Share of the dividend or distribution; and (y) is the Current Market Price on such record date. Such adjustment shall be made successively whenever such record date is fixed. To the extent that such a cash dividend or distribution is not made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed.

(g) Simultaneously with any adjustment to the Exercise Price pursuant to Section 11, the number of Common Shares purchasable upon the exercise of each Warrant (at the adjusted Exercise Price) shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction, the numerator of which shall be the applicable Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the applicable Exercise Price resulting from such adjustment.

12. Rules Regarding Calculation of Adjustment of Exercise Price:

The following rules and procedures are applicable to adjustments made pursuant to Section 11:

(a) any Common Shares owned by or held for the account of the Corporation, if any, will be deemed not to be outstanding for the purpose of any computation pursuant to Section 11;

(b) in any case where the application of Section 11 results in a decrease of the Exercise Price taking effect immediately after the record date for a specific event, if any Warrants represented by this Warrant Certificate is exercised after that record date and prior to completion of the event, the Corporation may postpone the issuance to the Holder of the Common Shares or payment of cash to which the Holder is entitled by reason of the decrease of the Exercise Price, but such Common Shares will be so issued and delivered and such cash will be so paid and delivered, as applicable, to the Holder upon completion of that event with the number of such Common Shares or cash amount, as applicable calculated on the basis of the Exercise Price on the exercise date adjusted for completion of that event. The Corporation shall deliver to the Holder an appropriate instrument evidencing the Holder's right to receive such Common Shares or cash, as applicable;

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(c) in case the Corporation after the date hereof shall take any action affecting its Common Shares, other than any action described in Section 11, which in the opinion of the Directors, acting reasonably, would materially affect the conversion rights of the Holder, the Exercise Price and number of Common Shares issuable upon exercise of the Warrants shall be adjusted in such manner, at such time and by such action by the Directors, as they may determine, acting reasonably, to be equitable to the Holder and the Corporation in the circumstances, but subject in all cases to any necessary regulatory approval. The failure to take any such action by the Directors so as to provide for an adjustment on or prior to the effective date or record date of any action by the Corporation affecting its Common Shares shall be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances;

(d) the adjustments provided for in Section 11 are cumulative and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of Section 11 or this Section 12, no adjustment shall be made which would result in any increase in the Exercise Price (except upon a consolidation or combination of outstanding Common Shares);

(e) no adjustment in the Exercise Price will be made in respect of any event described in Section 11 if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised all Warrants represented by this Warrant Certificate immediately prior to the effective date or record date of such event, as applicable;

(f) no adjustment in the Exercise Price will be made pursuant to Section 11 in respect of the issue of Common Shares pursuant to:

(i) this Warrant Certificate or Convertible Securities existing as of the issue date of this Warrant Certificate; or

(ii) any stock option, purchase plan or other share compensation arrangement for officers, employees, directors or consultants of the Corporation outstanding or in existence as at the date hereof;

(g) if a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares issuable upon the exercise of the Warrants represented by this Warrant Certificate, such disputes shall be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants accredited by the Canadian Public Accountability Board as may be selected by the Directors and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to Section 11 hereof and shall be binding upon the Corporation and the Holder;

(h) if any Common Shares to be issued upon the conversion of the exercise of the Warrants represented by this Warrant Certificate require any filing with or registration with or approval of any governmental authority in Canada or compliance with any other requirement under any applicable laws of Canada or a province thereof before such Common Shares may be validly issued upon such conversion or traded by the person to whom they are issued pursuant to such conversion, the Corporation shall take all action as may be necessary to secure such filing, registration, approval or compliance, as the case may be;

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(i) if the Corporation sets a record date to determine holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and will thereafter legally abandon its plans to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price will be required by reason of the setting of such record date;

(j) notwithstanding the foregoing, nothing in this Section 12 shall in any manner compromise or derogate from any rights the Holder may have to approve any transaction contemplated by Section 11, whether in its capacity as a shareholder (if applicable), as a Holder or otherwise;

(k) the Corporation shall from time to time as soon as practicable after the occurrence of any event which requires an adjustment or re-adjustment in the Exercise Price as provided in Section 11 or 12, deliver a certificate of the Corporation to the Holder specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based; and

(1) the Corporation shall give notice to the Holder, in the manner provided in Section 23, of its intention to undertake any event and/or fix a record date (if applicable) for any event described in Section 11 that may give rise to an adjustment in the Exercise Price not less than 30 days prior to the earlier of the record date (if applicable) or the effective date of such event, which notice shall include the material terms of such event.

13. Consolidation and Amalgamation:

(a) The Corporation shall not enter into any transaction whereby all or substantially all or its undertaking, property and assets would become the property of any other corporation (herein called a "successor corporation") whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Corporation and the successor corporation shall have executed such instruments and done such things as the Corporation, acting reasonably, considers necessary or advisable to establish that upon the consummation of such transaction:

(i) the successor corporation will have assumed all the covenants and obligations of the Corporation under this Warrant Certificate, and

(ii) the Warrants and the terms set forth in this Warrant Certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant Certificate.

(b) Whenever the conditions of Section 13(a) shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Corporation under the Warrants in the name of the Corporation or otherwise and any act or proceeding by any provision hereof required to be done or performed by any Director or officer of the Corporation may be done and performed with like force and effect by the like Directors or officers of the successor corporation.

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14. Representation and Warranty: The Corporation hereby represents and warrants with and to the Holder that the Corporation is duly authorized and has the corporate and lawful power and authority to create and issue the Warrants and the Common Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant Certificate represents a valid, legal and binding obligation of the Corporation enforceable in accordance with its terms.

15. Lost Certificate: If the Warrant Certificate evidencing the Warrants issued hereby becomes stolen, lost, mutilated or destroyed the Corporation may, on such terms as it may in its discretion, acting reasonably, impose, issue and countersign a new Warrant Certificate of like denomination, tenor and date as the Warrant Certificate so stolen, lost mutilated or destroyed.

16. Governing Law: This Warrant Certificate shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws, rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

17. Severability: If any provision in this Warrant Certificate is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Warrant Certificate shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Warrant Certificate so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

18. Headings: The headings of the articles, sections, subsections and clauses of this Warrant Certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Warrant Certificate.

19. Numbering of Articles, etc.: Unless otherwise stated, a reference herein to a numbered or lettered article, section, subsection, clause, subclause or schedule refers to the article, section, subsection, clause, subclause or schedule bearing that number or letter in this Warrant Certificate.

20. Gender: Whenever used in this Warrant Certificate, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender. The term "including" shall be deemed to mean "including, without limitation".

21. Day not a Business Day: In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

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22. Binding Effect: This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder, its heirs, executors, administrators, successors, assigns and legal personal representatives and shall be binding upon the Corporation and its successors.

23. Notice: Unless herein otherwise expressly provided, a notice to be given hereunder will be deemed to be validly given if the notice is sent by fax, email, prepaid same day courier or first class mail addressed as follows:

(a) If to the Holder at the latest address of the Holder as recorded on the books of the Corporation; and

(b) If to the Corporation at:

Sol Strategies Inc.

217 Queen St W #401

Toronto, ON M5V 0R2

Attention: Chief Executive Officer

Email: [Redacted - Contact Information]

Any notice given as aforesaid shall conclusively be deemed to have been received by the addressee, if sent by fax or email on the day of transmission or, if such day is not a Business Day, on the next Business Day, if sent by courier, on the next following Business Day and, if sent by mail, on the fifth day following the posting thereof.

(Signature page to follow)

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IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of this _____ day of January, 2025.

SOL STRATEGIES INC.

Per:   _______________________________________
          Authorized Signing Officer

[Warrant Certificate]

SCHEDULE "A"

SUBSCRIPTION FORM

TO BE COMPLETED IF WARRANTS ARE TO BE EXERCISED:

TO: SOL STRATEGIES INC.
217 Queen St W #401
Toronto, ON M5V 0R2

The undersigned holder of the within Warrant hereby irrevocably subscribes for _____________ Common Shares of Sol Strategies Inc. (the "Corporation") pursuant to the within Warrant and tenders herewith a certified cheque or bank draft for $ _____________ ($2.50 per Common Share until January [•], 2030) in full payment therefor.

By executing this subscription form the undersigned represents and warrants that:

❏ (A) the undersigned holder (i) at the time of exercise of the Warrant is not in the United States, (ii) is not a U.S. Person and is not exercising the Warrant on behalf of a U.S. Person or person in the United States, (iii) did not execute or deliver this subscription form while in the United States (iv) delivery of the underlying common shares will not be to an address in the United States and (v) did not receive any solicitation for the exercise of this Warrant while in the United States; OR

❏ (B) the undersigned holder (i) is the original purchaser of the Warrant, (ii) is exercising the Warrant for its own account or for the account of a beneficial purchaser that was named in the securities purchase agreement pursuant to which it purchased such convertible debenture units, and (iii) is, and such beneficial purchaser, if any, is an "accredited investor" as defined in Rule 501(a) of Regulation D under the U.S. Securities Act at the time of exercise of the Warrant, and (iv) the representations, warranties and covenants of the holder made in the original U.S. Accredited Investor Confirmation Certificate attached as Exhibit "A" to the securities purchase agreement in connection with its purchase of convertible debenture unit remain true and correct as of the date of exercise of these Warrants; OR

❏ (C) if the undersigned holder is resident in the United States or is a U.S. Person or is exercising the Warrant on behalf of a U.S. Person or person in the United States, the undersigned holder has delivered to the Corporation and the Corporation's transfer agent an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing in form and substance reasonably satisfactory to the Corporation) or such other evidence satisfactory to the Corporation to the effect that with respect to the common shares to be delivered upon exercise of the Warrant, the issuance of such securities has been registered under the U.S. Securities Act and applicable securities laws of any state of the United States or an exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States is available.

Note: Certificates or statements representing common shares will not be registered or delivered to an address in the United States unless box (B) or (C) immediately above is checked. Unless box (A) is checked the common shares delivered will be "restricted securities" under the U.S. Securities Act, will be subject to transfer restrictions under the U.S. Securities Act and any applicable securities laws of any state of the United States and will bear a legend to such effect. As used herein "United States" and "U.S. Person" have the meaning given such terms in Regulation S under the U.S. Securities Act. Holdings checking box (C) above are encouraged to provide a draft of the legal opinion to the Corporation.

DATED this ____________________________ day of __________________________ 20

NAME:       _____________________________________________

Signature       _____________________________________________

Registration
instructions       _____________________________________________

       _____________________________________________

_____________ Please check if the Common Shares certificates are to be delivered at the office where this Warrant Certificate is surrendered, failing which the Common Shares certificates will be mailed to the address in the registration instructions set out above.

If any Warrants represented by this Warrant Certificate are not being exercised, a new Warrant Certificate representing the unexercised Warrants will be issued and delivered with the Common Share certificate.

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SCHEDULE "B"

WARRANT TRANSFER FORM

FOR VALUE RECEIVED, the undersigned (the "Transferor") hereby sells, assigns and transfers unto

(name)	(the "Transferee") of

(residential address)

a total of ___________________ Warrants of the Sol Strategies Inc. (the "Company") registered in the name of the undersigned represented by the within certificate, and irrevocably appoints the Company as the attorney of the undersigned to transfer the said securities on the register of transfers for the said Warrants, with full power of substitution.

In the case of a warrant certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

❏ (A) the transfer is being made only to the Company;

❏ (B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Appendix I to this Schedule "B" to the Warrant certificate, or

❏ (C) the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, in accordance with a transaction that does not require registration under the U.S. Securities Act or applicable securities laws of any state of the United States and the undersigned has furnished to the Company and its agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and its agent to such effect.

In the case of a warrant certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States, in which case the undersigned has furnished to the Company and its agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and its agent to such effect.

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❏ If transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, check this box.

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement or any change whatever, and must be guaranteed by a bank, trust company or a member of a recognized stock exchange. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

DATED this       day of _________________, 20          .

_________________________________
Signature Guaranteed	(Signature of transferring Warrantholder)

Name (please print)

Address

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Appendix I to Schedule "B" - Warrant Transfer Form
Declarations for Removal of Legend

To: Sol Strategies Inc. (the "Issuer").

The undersigned (A) acknowledges that the sale of _______________ (Securities), represented by the Issuer's certificate number _______________ , to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not (i) a distributor (as that term is defined in Rule 902 of Regulation S under the 1933 Act), (ii) an affiliate (as that term is as defined in Rule 144(a)(1) under the 1933 Act or is such an affiliate solely by virtue of being an officer and/or director thereof) of the Corporation, (iii) an affiliate of a distributor, or (iv) acting on behalf of any of the foregoing; (2) the offer of such securities was not made to a "US Person" or to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the Canadian Securities Exchange or another designated offshore securities market as defined in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a U.S. person or a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, and (4) the sale will be bona fide and not for the purpose of "washing off' the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act); (5) the seller does not and will not intend to replace the securities to be sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities; (6) the sale will not be a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

By:		Date:
Signature

Name (please print)   _______________________________________________________

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer, ________________________ (the "Seller"), dated ________________________ , with regard to our sale, for such Seller's account, of the _______________________________ (Securities), represented by certificate number ________________________of the Issuer described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, and (B) we have no belief that the Seller's representations set forth above are not full, true and correct, and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

_______________________________________________________
Name of Firm

By:
Authorized officer

Date: ___________________________________________________